4/5



03045132

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Paperlinx

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
DEC 22 2003
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 5061 FISCAL YEAR 6-30-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 12/15/03

PaperlinX

Full Year Financial Report 2003



PaperCo, London: Friday 12.00pm

CGI BrandSense produce some of the top FTSE 100's annual reports. Tight deadlines are a fact of life – and a little help from PaperCo makes it all look easy.


"The meeting has been brought forward, we need three different samples today!"


At CGI BrandSense, they know how to work to impossible deadlines – a new layout and three different paper samples by 3.30 today!
"Call PaperCo!"


"...and we need three paper samples by 2.30 today."
"Consider it done."

2.00pm
A PaperCo express courier sets off through the busy Friday afternoon traffic.









2.25pm and the package is delivered.

3.30pm and CGI BrandSense present to an impressed client.





Great design deserves great paper. That's what PaperCo DELIVERED.

Spicers Paper, LA: Thursday 10.13am

Anderson Printing thought they had a big problem - but Spicers Paper cut it down to size.


"You want it what size?"
HOLLYWOOD



At Anderson Printing in Hollywood, California, an order comes in for 200,000 brochures for a major car manufacturer. But at Anderson Printing there's not a standard sized paper that can do the job economically.


"Spicers Paper can handle it."



Only Spicers Paper will cut exactly to size - any size.

Whether it's cut from sheets or reels, it's all part of a day's work...



...as is knowing your way around those LA freeways.


Spicers Paper
's Paper
Spicers Paper
CA-55573



Spicers Paper DELIVERED what others couldn't - and cut a big problem down to size.

Australian Paper, Melbourne:
Any day. Any time.

Always rely on Reflex™ to get it 'just right'.


"We want
just enough,
just in time."



At Australia Post, Reflex™ is a leading brand.



All Australia Post needs to do is supply their sales data to Spicers Office Papers who then schedule production with Australian Paper.



Running out of stock would be a disaster – but having too much on hand is almost as bad.



That's all it takes for Australian Paper's Maryvale mill to know exactly how much Reflex™ to make,...





...when to make it,...


REFLEX
REFLEX
A4 WHITE

...and precisely when to deliver it.



Thanks to better technology, Australian Paper DELIVERED service others cannot copy.

Contents

Corporate Directory

Registered Office and Head Office

PaperlinX Limited
ABN 70 005 146 350

307 Ferntree Gully Road
Mount Waverley
Victoria 3149
Australia

Telephone: +61 3 8540 2211
Facsimile: +61 3 8540 2280
Internet: www.paperlinx.com.au

Share Registry

PaperlinX Share Registry
Level 12
565 Bourke Street
Melbourne
Victoria 3000
Australia

Telephone: 1800 232 867 or +61 3 9615 5970
Facsimile: +61 3 9611 5710
Internet: www.computershare.com

Annual General Meeting

The fourth annual general meeting of PaperlinX Limited will be held at the Four Seasons Hotel, Grand Ballroom, Level 1, 199 George Street, Sydney, at 11.00 am on Thursday, 23 October 2003.

Formal notice of the meeting is enclosed with this report.

Richard Hobson, Company Secretary

PaperlinX Limited ABN 70 005 146 350

Financial Calendar

Announcement of 2003 Results	14 August 2003
Record Date for 2003 Final Dividend	8 September 2003
2003 Final Dividend Payable	29 September 2003
Annual General Meeting 2003	23 October 2003
Interim Earnings Report	27 February 2004
Announcement of 2004 Results	27 August 2004
Annual General Meeting 2004	26 October 2004

Achievements

- Successful integration of The Paper Company in the UK and Ireland – returns in line with initial expectations
- Profit after tax growth of 7% in tough economic conditions
- All businesses profitable and achieving creditable returns
- Announcement of conditional offer to acquire the leading paper merchant in Europe, the Paper Merchanting Division of Buhrmann NV
- Three year partnership formed with Conservation Volunteers Australia – *Making Tracks* project
- Installation of semi-extensible sack kraft manufacturing process
- Successful implementation of a new transaction and management control computer system across Australian businesses – on time, within budget and working as planned
- PaperlinX safety training programme implemented in North America, the UK and Ireland

Operational Highlights


$132.1m


$3,618m


27.5 cents


Profit after tax
($ million)
86.9
105.6
123.0
132.1
'00
'01
'02
'03


Sales Revenue
($ million)
1,586
2,353
2,961
3,618
'00
'01
'02
'03


Dividend
(cps)
5.0
27.0
27.0
27.5
'00
'01
'02
'03


Share Price
(Paperlinx share price index versus All Ordinaries Index - both starting at 100)
$4.58
=144.5
$3.17
All Ords
=102.7
17 April 2000
30 June 2000
30 June 2001
30 June 2002
30 June 2003


Total Shareholder Return
(Cumulative Annual)
100
135
170
170
'00
'01
'02
'03


Water usage reduction
(Water m³/tonne of paper as %)
100
85
57
38
38
36
36
'87/'88
'90/'91
'98/'99
'99/'00
'00/'01
'01/'02
'02/'03


Energy use from fossil fuels
(GJ/tonne of paper as %)
100
79
53
38
37
36
33
'78/'79
'84/'85
'98/'99
'99/'00
'00/'01
'01/'02
'02/'03

PaperlinX Limited and Controlled Entities

		12 months to June 2003	12 months to June 2002	% Change
Sales Revenue	$m	3,617.8	2,960.6	7
Profit from Ordinary Activities before interest, income tax, amortisation and depreciation	$m	313.2	285.9	10
Profit from Ordinary Activities before interest and income tax	$m	230.9	213.1	8
Profit from Ordinary Activities before income tax	$m	190.4	176.9	8
Profit from Ordinary Activities after income tax	$m	132.1	123.0	7

Key Ratios			
Profit from Ordinary Activities before interest and income tax to average funds employed	%	12.3	12.7
Return on average shareholders' equity	%	9.3	10.2
Net interest cover (times)	x	5.7	5.9
Earnings per share	cps	36.9	38.2
Earnings per share (before goodwill amortisation)	cps	41.2	41.4
Number of employees (as at 30 June)		4,828	3,831

Business Segments

	Operating Profit before Income Tax		Sales Revenue		Total Assets	
	June 2003 $m	June 2002 $m	June 2003 $m	June 2002 $m	June 2003 $m	June 2002 $m
Merchanting and Paper Trading [1][2]	92.0	55.9	2,966.8	2,220.2	1,361.1	926.9
Communication Papers [1]	108.4	134.8	787.5	828.3	894.4	854.5
Packaging Papers [1]	53.9	43.2	275.6	285.4	296.5	283.7
Investments and Other [1]	(23.4)	(20.8)	110.1	259.4	386.6	186.1
Operating Profit from Ordinary Activities before interest and income tax	230.9	213.1				
Net Interest	(40.5)	(36.2)				
Inter-segment Sales			(522.2)	(632.7)		
Unallocated Assets (deferred tax assets)					40.2	37.5
Profit from Ordinary Activities before income tax	190.4	176.9				
Income tax expense	(58.3)	(53.9)				
Total:	**132.1**	**123.0**	**3,617.8**	**2,960.6**	**2,978.8**	**2,288.7**

Geographic Segments[2][3]

	Operating Profit June 2003 $m	Operating Profit June 2002 $m	Sales Revenue June 2003 $m	Sales Revenue June 2002 $m	Total Assets June 2003 $m	Total Assets June 2002 $m
Australia [1]	164.1	180.0	1,541.0	1,680.0	1,953.7	1,683.3
New Zealand [1]	8.2	10.2	222.2	221.5	100.2	96.1
North America [1]	18.3	19.7	898.3	931.0	366.6	404.9
Europe [1]	37.9	0.0	867.2	15.8	467.7	2.9
Asia [1]	2.4	3.2	89.1	112.3	50.4	64.0
Operating Profit from Ordinary Activities before interest and income tax	230.9	213.1				
Net Interest	(40.5)	(36.2)				
Unallocated Assets (deferred tax assets)					40.2	37.5
Profit from Ordinary Activities before income tax	190.4	176.9				
Income tax expense	(58.3)	(53.9)				
Total:	**132.1**	**123.0**	**3,617.8**	**2,960.6**	**2,978.8**	**2,288.7**

(1) Profit before interest and income tax
(2) Includes The Paper Company Ltd (formerly Bunzl Fine Paper Ltd) from 1/7/02
(3) The geographic segments reflect PaperlinX's management structure – sales, profits and assets are shown in the country where the business is based

Chairman's Review



2003 has been another year of delivery by PaperlinX. Delivery of a solid result. Delivery of excellent service and value to our customers. Delivery of consistency and sound strategy. Delivery of a continually strengthening foundation for the enhancement of long-term shareholder value.

PaperlinX has reported a profit after tax of $132.1 million, an increase of 7% over last year. Earnings per share was down 3% to 36.9 cents per share on the increased equity base resulting from the shares issued for the acquisition of The Paper Company in July 2002. The total return to our shareholders (assuming reinvestment of dividends) since our listing in April 2000 stands at around 70%. Total dividends this year have been 27.5 cents per share.

The results which have been delivered were achieved in an environment of low demand for advertising and promotions - a key driver for fine paper consumption. These difficult conditions have been prolonged by business and consumer uncertainty exacerbated by unrest from international conflicts such as in Iraq and SARS. The strengthening of the Australian dollar affected negatively the translation of offshore earnings and reduced earnings from product exported by our Australian Paper business.

A major highlight early in the year was the acquisition of The Paper Company in the UK and Ireland. Already the returns from this business are achieving our high expectations. This has been achieved: firstly, by acquiring a business that fitted our strict acquisition criteria; secondly, by the focus of the local management on operational excellence and costs; and thirdly, by a rapid and successful integration into PaperlinX.

As this report is being completed, negotiations are continuing for our proposed acquisition of Buhrmann NV's Paper Merchanting Division, Europe's largest paper merchant. The acquisition is subject to the completion of due diligence, the signing of a Sale and Purchase Agreement and the submission of relevant documentation to the European Competition Authority for approval. We are expecting final completion of the transaction before the end of this calendar year.

This acquisition will change PaperlinX in important and fundamental ways. From this point on, a significant proportion of our earnings will be generated from our paper merchanting business and the European market becomes a major part of that business.

Increased levels of operating efficiency, product innovation and brand management skills have all helped our manufacturing arm, Australian Paper, to maximise earnings in difficult conditions.

The effectiveness of our business strategy has proved itself in difficult economic times. We are Australia's leading manufacturer of communication papers and high performance packaging papers and we continue to enhance PaperlinX's position as a leading independent international paper merchant. We will continue to expand our paper merchanting businesses in North America, although our short-term focus will be to ensure the successful integration of Buhrmann's Paper Merchanting Division.

PaperlinX supports and is committed to the principles of best practice in Corporate Governance and this matter is commented on in detail later in this report. The Board comprises a majority of independent non-executive Directors and includes a mix of Directors with a range of skills, experience and expertise to promote Board effectiveness. We regularly review the content and application of our governance framework to ensure we maintain the highest standards of Board performance and corporate governance.

As previously announced, our Managing Director, Ian Wightwick, has announced his intention to retire but has agreed to continue in his role until the acquisition of the Buhrmann Paper Merchanting Division has been completed and the business is integrated into PaperlinX. This process is part of a planned and organised succession change and will ensure that Buhrmann is smoothly assimilated into PaperlinX. An international search for Ian's replacement is well under way.

On behalf of the Board, I thank the company's shareholders, our management and employees and our customers for their continuing support.

David Meiklejohn Chairman

Managing Director's **Review**



Despite the industry-wide impact of lower demand for printing and writing papers in all major world markets as a result of persistent economic weakness, your company once again demonstrated its ability to perform under pressure by recording another year of growth and achievement in demanding circumstances.

PaperlinX achieved a higher operating profit compared to 2002 and concurrently has enhanced its competitive position, sales volumes and market positions in most of its business regions.

Whilst we are satisfied we have done well in a difficult year, we are moving forward to further improve value for our shareholders. As a result, we are placing even more emphasis on cost competitiveness and on our strategy of building on present strengths to take full advantage of future opportunities.

Facing the challenges

Australian Paper, our Australian based manufacturing business, was impacted by a range of factors beyond our immediate control, including weak demand and lower prices in both Australian and export markets. It met those challenges with improved productivity in all manufacturing facilities.

While earnings were lower in Communication Papers, we were able to build on our unique position in Australia and further develop customer relationships and build on our strong branding position and reputation for quality products with unparalleled customer service.

Packaging Papers saw a recovery in earnings. The major initiative was the development of the new semi-extensible sack kraft paper that has enhanced our "Working Paper" product range.

Delivering on growth

Over the last three years, we have grown our paper merchanting business and now have operations in Australia, New Zealand, USA, Canada, Asia, the UK and Ireland. This is a people and relationship business – with customers and with suppliers. It is about providing our customers, the printers, publishers and office suppliers, on a 'just-in-time' basis with a wide variety of high quality papers.

Not only did our Merchanting earnings benefit from our successful acquisition in the UK, underlying earnings showed resilience in the face of a worldwide downturn in demand for fine papers and the consequent pressure on selling prices. All operations were profitable and either maintained or increased market shares.

Integration success

During 2003, the company successfully completed the acquisition and integration of The Paper Company in the UK and Ireland. This move has been a significant step on our strategic growth path.

In addition, as reported, we are working towards concluding a further major step with the acquisition of the Paper Merchanting Division of Buhrmann NV. This business is Europe's leading paper merchant with sales of over $5 billion per annum and around 5,200 employees in 22 countries.

A model of sustainability

We at PaperlinX aim to build sustainability in terms of continually adding value for our shareholders. To achieve this means we focus on:

- our people, our most valuable resource;
- our environmental impact; and
- our interaction with the communities in which we live, and do business.

Throughout this report you will see our emphasis on delivering world class safety, training and environmental performance, and on our involvement with the broader community as a responsible corporate citizen.

Our strategy remains simple, clear and straightforward. That is, PaperlinX will continue to sustain our strong and profitable regional Australian Paper business while capitalising on opportunities for growth in key markets as one of the world's major international paper merchants.

Most of all it is about delivering shareholder value.

Ian Wightwick

Ian Wightwick Managing Director

The World of PaperlinX Today

Sales Revenue
(%)



Australia and New Zealand **48.7%**
Asia **2.5%**
North America **24.8%**
Europe **24.0%**

Group Earnings Before Interest and Tax
(%)



Australia and New Zealand **72.1%**
Asia **3.6%**
North America **7.9%**
Europe **16.4%**

Number of Employees



Australia and New Zealand **2,918**
Asia **103**
North America **805**
Europe **1,002**

Group Assets
(%)



Australia and New Zealand **69.9%**
Asia **1.7%**
North America **12.5%**
Europe **15.9%**

Paper Sales Volume
('000 tonnes)



5000
4000
3000
2000
1000
0
'00
'01
'02
'03
'03
incl Buhrmann*
Buhrmann Paper Merchanting
PPX Merchants sales of non AP paper
PPX Merchants sales of AP paper
Commission sales
Australian Paper (AP) sales to third parties

*Represents sales for Jan–Dec 2002

The World of PaperlinX Tomorrow

(June 2003 including Buhrmann Paper Merchanting Division)

Australasia and Asia
Australia
Hong Kong
Malaysia
New Zealand
Singapore
Taiwan



3,043
employees

Europe and Africa
Norway
Republic of Ireland
United Kingdom
Austria
Belgium
Croatia
Czech Republic
Denmark
Finland
France
Germany
Hungary
Italy
Netherlands
Poland
Portugal
Slovakia
Slovenia
South Africa
Spain
Sweden



5,839
employees

North America
Canada
United States of America



1,173
employees

10,055
employees
in total

The World of PaperlinX Tomorrow

(June 2003 including Buhrmann Paper Merchanting Division)



Australasia and Asia
Australia
Hong Kong
Malaysia
New Zealand
Singapore
Taiwan
3,043
employees
Europe and Africa
Norway
Republic of Ireland
United Kingdom
Austria
Belgium
Croatia
Czech Republic
Denmark
Finland
France
Germany
Hungary
Italy
Netherlands
Poland
Portugal
Slovakia
Slovenia
South Africa
Spain
Sweden
5,839
employees
North America
Canada
United States of America
1,173
employees
10,055
employees
in total

The World of PaperlinX **Today**

Australasia and Asia

Australia
Hong Kong
Malaysia
New Zealand
Singapore
Taiwan



3,021 employees

Europe

Norway
Republic of Ireland
United Kingdom



1,002 employees

805 employees

North America

Canada
United States of America



4,828 employees in total

Merchanting

Delivering in a demanding world

PaperlinX has paper merchanting and distribution operations covering Australia, New Zealand, USA, Canada, Singapore, Hong Kong, Malaysia, Taiwan, the United Kingdom and Ireland. The paper trading business sells paper in over 40 countries.

Merchanting - results at a glance



Sales
($m)
619
1,399
2,220
2,967
'00
'01
'02
'03
Profit from Ordinary Activities Before Interest and Tax
($m)
20
43
56
92
'00
'01
'02
'03
Sales Volume
(000 tonnes)
426
705
1,090
1,477
'00
'01
'02
'03

The successful integration of The Paper Company added another strategic piece in PaperlinX Merchanting's unique position as the world's most geographically diverse paper merchant whilst DELIVERING crucial regional focus and local knowledge.

In line with global conditions, PaperlinX's Merchanting business experienced a continuation of the depressed economic conditions.

The persistence of the economic slowdown, and the numerous false starts for a sustained pick-up, have resulted in lower levels of confidence in all major economies. This impacts the paper industry through lower levels of demand for paper, particularly products used in advertising and promotions.

This same chain of events is being repeated worldwide, including in our major markets of North America, Europe, Australia and Asia. With reduced demand, pressure on prices is accentuated and margins are reduced. As economic activity recovers, market demand, prices and margins will improve.

Against this difficult background, PaperlinX Merchanting has increased sales volume, both underlying and by acquisition, and improved market share and gross operating margin percentages, although lower prices impacted on the absolute profit margin.

It's in times like these that the PaperlinX strategy continues to DELIVER. In fact, our Merchanting business has never been in a stronger position vis-a-vis the market, and so well positioned for the future.

The proof is in the performance

Overall sales increased 34% to $3.0 billion and profit before interest and tax of $92 million was an increase of 65% over the prior year. Sales volume increased 36% to 1.5 million tonnes. In terms of market share and competitive strength, we at least maintained our already strong positions and, in many areas, made substantial gains.

The most significant influence was the addition of The Paper Company which operates throughout the UK and Ireland, and was acquired on 1 July 2002. Since that time, its performance has achieved all expectations, expanding


ON OR OFF THE JOB THINK SAFETY

Practical safety solutions come from working together





"No Name No Blame."

The Work Safe Together programme requires site safety committees to develop their own observation checklists and nominate a coordinator to schedule every employee to conduct a 15 minute safety observation of their workplace. All employees receive training in the process.

Employees are required to conduct an observation once a month and supervisors once a week. Office staff are required to do so less frequently.

The observations are made with a focus on "NO NAME NO BLAME" and each observation is categorised into Safe Acts and Conditions or Unsafe Acts or Unsafe Conditions.

When safe behaviour is seen to be practiced, the observer is encouraged to give positive feedback to employees. 'At risk' behaviour or unsafe conditions are discussed with the aim of minimising the risk or removing the hazard. Identifying options for improvements is key to these discussions.

The observer is required to take immediate action – or tell someone that can take action – in order to control any immediate risk or hazard. Warning others in the area is another requirement.

All options for improvements are listed on the observation checklist and discussed monthly by the safety committee for consideration for adoption.

To date, a number of initiatives have been put into place such as traffic and forklift risk management controls, manual handling risk reduction changes and raised health and safety awareness and communication.

An example is the hydraulic web-restraining cage incorporated into the forklift clamps which expands above the top of the second roll of paper. This process was designed and implemented by employees at Wesley Vale Mill, Tasmania, and is currently being patented.

This initiative has been entered into the 2003 Workplace Safe Awards in Tasmania and the results will be announced in October 2003.


Spicers Paper
Spicers Office Papers
Dalton
FINE PAPER
Dalton
WEB PAPERS
PAPIER
TURGEON
COAST
PAPER
PaperCo
The Paper Company
Paperpoint
PPM

market share and margins in a demanding environment. Its strength also provides a sound platform for further expansion into the European market.

Sales volume for The Paper Company increased 7% above the same period in the previous year. Earnings before interest and tax were 54% above the proforma result in the prior year.

In the USA, demand fluctuated significantly with the existing uncertainty increasing as a result of the war in Iraq. With business and consumer confidence falling, pressure on sales and prices increased – especially in the key west coast market. As a result, overall print market volume in the USA was an estimated 8% below the previous year. Despite these challenging conditions, Spicers Paper – our USA merchant - increased sales volume by 8%. Market share increased, operating costs reduced and productivity lifted due in part to restructuring of our operations in San Francisco, Denver, Kansas City and Minneapolis.

In Canada, market conditions have been more favourable. Aided by the addition of Papier Turgeon in Montreal (acquired in April 2002), PaperlinX's Canadian merchants increased volume by 24%. The combination of Papier Turgeon and Coast Paper gives PaperlinX a strong merchant position across the breadth of Canada, particularly in the major eastern Canadian print markets.

Overall, PaperlinX's North American merchanting business maintained profit before interest and tax in local currency terms at the same level as the prior year – a very creditable performance.

In Asia, we have consciously reduced our exposure to risk while improving our overall return. This was achieved by concentrating on high contribution sales rather than high volume with the overall result being higher profitability. Pacific Paper Marketing, our paper trading business, continued to perform well even though demand in Asia was subdued.

In Australia, despite reduced demand for printing and writing papers resulting in intense competition, our merchants have maintained volume and increased gross margin. However, the pressure on price and mix meant profit before interest and tax was lower than in the prior year.

In New Zealand, during the second half our merchanting businesses were restructured within a single management unit to improve operating performance. Sales volume and market share have been maintained but margins and overall profit have been affected by economic conditions, customer consolidation and low cost imports.

In control - and ready to deliver even more in the future

During this year, we have substantially reduced working capital and recorded a strong increase in return on funds employed. A new transaction and management control computer system was successfully implemented – on time and on budget. Relationships with our valued suppliers remain strong, based on mutual respect and loyalty. Most importantly, service to our customers – the ultimate key to our business success – has become more responsive and innovative than ever.

Ongoing restructuring and realignment of the business in all regions continued throughout the year, resulting in improvements in productivity. As a result of these achievements, delivered largely by staying true to a proven and progressive strategy, our paper merchanting business is well positioned to prosper when economic conditions improve.

Delivering operational excellence

Australian Paper's Communication Papers business manufactures high quality papers for home, business and publishing, and develops innovative new products to create and meet market demand. Communication papers are manufactured at four paper mills, located at Maryvale in Victoria, Burnie and Wesley Vale in Tasmania and Shoalhaven in New South Wales.

Communication Papers - results at a glance


Sales
($m)
701
794
828
788
'00
'01
'02
'03
Profit from Ordinary Activities Before Interest and Tax
($m)
66
97
135
108
'00
'01
'02
'03
Sales Volume
(000 tonnes)
479
482
518
509
'00
'01
'02
'03

Faced with the challenges of economic downturn, lower business confidence dampening demand and the impact of a stronger Australian dollar on both imported paper prices and export receipts, Communication Papers responded by establishing several production and product development milestones.

Manufacturing operations performed well, achieving excellent operating efficiencies and lower production costs (excluding pulp). Overall sales volume was down slightly on last year and export volume was around the same level as last year.

These creditable performances were nonetheless not enough to lift overall results past last year's 'all-time best' figures. Profit before interest and tax reduced to $108 million, down 24% from last year.

The cost of imported pulp purchased to supplement the pulp we manufacture was volatile during the year. In the prior year, we benefited from purchasing imported pulp at the low point of the price cycle, which was not possible during 2003.

Office papers

In office papers, Australian Paper continues to command a strong position in the Australian market, although the overall market was affected by economic conditions.

While domestic demand for office papers was down, the increased level of exports resulted in sales volume remaining comparable to last year. In Australia, selling prices for our office paper increased slightly, partially offsetting a decrease in volume.

As in the past, our overall performance in office papers was underpinned by the continuing strong performance of our Reflex™ brand. Reflex™ is Australian Paper's flagship line of copy papers and is continuing to lead its field in virtually every known measure of brand leadership.

This year, Reflex™ continued to build on its strengths. New packaging has been enthusiastically received by retailers and end users. New products within the Reflex™ range have also been successfully launched. These include a 300 sheet handy pack for the small office/home office market, a 700 sheet bulk pack, a new 35% recycled product, an A5 product and a laser 4-hole punched paper –



Involvement with our local communities producing practical environment outcomes





Tracks

Australia has many unique and special places, often only accessible by walking tracks and trails. These tracks offer wonderful opportunities for recreational and tourism activities and are critical in managing and minimising human impact on important natural environments.

Seeing and appreciating the value of these tracks, Australian Paper is now extending the company's partnership with Conservation Volunteers Australia in yet another community initiative – lending the company's support to the *Making Tracks* programme.

Making Tracks is a national programme of projects that engage community volunteers in developing, maintaining and protecting the value of significant tracks and trails throughout Australia.

The company's employees will play a key role in this initiative, volunteering their time to work with local communities to undertake track conservation.

Making Tracks – a three-year partnership between Australian Paper and Conservation Volunteers Australia – is one of many instances of our community involvement in rural and regional Australia. The company and staff are proud to be part of these continuing efforts.


Australian Paper
Makingtracks





Australian Paper

ideal for office and school reports. A strong advertising and promotional campaign continues to build high customer awareness and acceptance in the Reflex™ brand. As a result, Reflex™ has been able to maintain its market position as Australia and New Zealand's leading copy paper.

In related areas, Australian Paper increased sales of recycled product. In addition, all product not sold domestically was successfully placed in export markets. Exports to the UK, Europe and Asia have remained strong but returns, while still positive, have been affected negatively by exchange rate movements. We are also installing the capability to produce copy paper suitable for markets in the US and Canada.

Several specialty products have performed particularly well - our SAXTON™ brand being a leading example.

Printing and publishing

In the Australian printing and publishing market, sales to the larger web printers remained strong, especially in film-coated offset papers. Market pressures, however, resulted in lower selling prices.

Innovation also continues to be a driver. At the Shoalhaven Mill, for example, a new quality control process for watermarking has been developed and is being patented. This process will enable printers to be absolutely sure that watermarks are in precisely the right position, a vital factor in document security. As a result, Australian Paper will be helping to overcome cheque fraud, the traffic in false university degrees and other scams.

Australian Paper has also joined with a Co-operative Research Centre (CRC) in developing a process that will improve the bonding of ink and paper for digital printing – another positive breakthrough for the printing of official documents and cheques.

In a difficult and highly competitive year for paper manufacturers everywhere, Australian Paper's Communication Papers business has maintained its strong market share and developed new products, processes and facilities while reducing overall costs. This year's result reflected the impact of difficult market conditions, however, it also showed the benefit of focussing on the core business strengths.

Australian Paper - **Packaging Papers**

Delivering a year of innovation and excellence

Australian Paper's Packaging Papers business is Australia's leading producer of corrugated box and sack and bag paper, offering a wide range of products to its customers in the Australian, New Zealand and Asian markets. Our packaging products are manufactured at the Maryvale Mill and sold predominantly to large packaging manufacturers.

Packaging Papers - results at a glance



Sales
($m)
310
275
285
276
'00
'01
'02
'03
Profit from Ordinary Activities Before Interest and Tax
($m)
60
54
43
54
'00
'01
'02
'03
Sales Volume
(000 tonnes)
374
341
357
336
'00
'01
'02
'03

Packaging Papers achieved an excellent result for the year with profit before interest and tax of $54 million, an increase of 25% over last year.

The improved result reflected a more favourable product mix, with more pulp-rich kraft linerboard sold. This mix change meant lower volumes were produced, but product was sold at a higher margin, boosting the overall result. Domestic prices were higher, including increases arising from the long-term linerboard supply agreement. 16% of sales volume was outside Australia compared to 23% in the prior year.

Australian linerboard sales increased, however, the continuation of the drought throughout most produce growing areas of Australia affected demand for sack papers. In addition, production was temporarily disrupted by an electrical fire at the 'Maryvale 2' paper machine in October 2002. As a result, sales were met from inventory.

A modification of the 'Maryvale 1' machine has enabled it to make a semi-extensible ('elastic') sack kraft paper to meet current and projected market requirements. This has been a major development in improving production capabilities.

Semi-extensible bags are stronger and more durable as they have better ability to 'stretch' with load volume and weight – a more desirable product for makers of cement, pet foods and the like.

Another innovation was achieved in fresh fruit and vegetable packaging with a process that achieves more strength from the same amount of fibre. Aside from adding strength, the process also makes these boxes easier to recycle. Both attributes have a major positive environmental impact.

Delivering market leadership

Customer focus is a driving force at Australian Paper. As a result, we have maintained clear market leadership in the supply of the following products:

- Kraft linerboard. Used by manufacturers of corrugated cardboard (70% share in Australia; 20% in New Zealand)
- Lightweight bag papers (85% share in Australia)
- Sack kraft. Used in packaging products, such as cement and pet foods (90% share in Australia)



Building on our commitment to optimise use of waste paper





Packaging Covenant

During the past year, Australian Paper became a signatory to the National Packaging Covenant, an Australian Government initiative designed to minimise the environmental impacts of packaging waste and support Australia's voluntary recycling system.

The company has developed an action plan to address its responsibilities under the Covenant. The plan encompasses support for recycling, education, product development and research, resource utilisation and support systems.

The action plan is implemented by Australian Paper staff as part of their normal operations.

While all the company's mills have recycling programmes in place, they are extending their commitment through environmental improvement plans – programmes which actively investigate and trial better methods of resource utilisation.

Education is a key part of the company's National Packaging Covenant responsibilities – a policy visibly demonstrated with Australian Paper's Remail™ initiative in the envelope papers market.

When printed on your envelope, the Remail™ logo demonstrates that the paper used is made with recycled fibre, and that it can be recycled again through household kerbside collection. The number integrated in the logo indicates the minimum percentage of recycled fibre used in this paper.

By using the Remail™ logo, organisations are establishing their environmental position and ultimately reducing the amount of materials sent to landfill by raising consumer recognition of recycling opportunities.


Recycled
Envelope
Paper



Australian Paper

Check out our bags at the supermarket

If you shop for food at major supermarkets, you're no doubt aware of another innovation from Australian Paper. As reported last year, the shopping bag has literally been re-invented.

Modelled on the once familiar brown paper checkout bag that was prevalent in Australia until the early 80's, the new supermarket paper bag is now in use in major supermarkets Australia-wide. The paper is made by Australian Paper from 50% recycled content, features sturdy construction, strong handles for easy carrying and has a higher weight-carrying capacity than similar plastic bags.

The paper bag, in conjunction with government efforts, is minimising the waste and other environmental problems associated with plastic bags. In addition to its recycled content, the new bag is biodegradable and easily recycled while providing retailers and consumers with a practical and convenient alternative to plastic. The re-invention of the supermarket paper bag is further evidence that sustainable growth is the core of our business.

Planning – and service, service, service

Like every part of the company, Australian Paper is realising the benefits of a new, leading edge transactional and management control computer system. The system has been developed to meet the needs of our business and is proving invaluable in helping us continue to provide the highest standards of service to our customers. Installation, including full-scale training, has been implemented smoothly, helping us to improve on an already first class logistics and service system.

Another initiative that will have positive ramifications throughout Australian Paper has been the conducting of a detailed customer survey. As a result, we've increased our understanding of how valuable our customers are to us, and how we can add further value to them. This information will allow us to provide even more efficient service coupled with greater focus on customer needs.

An important and developing part of our service offering is APTEC, a customer-support group of our best technical people who are specially tasked to be dedicated trouble-shooters and solutions providers whenever our customers have problems or are seeking to define new opportunities.

Service continues to be vital to the sustainable growth of our business. With innovations that help companies brand their products and transport them to market and into the homes of consumers more effectively, the prospects for paper to continue as 'the carrier of choice' have never looked brighter.

Other Businesses

Other Businesses include the stationery and envelopes business as well as PaperlinX corporate expenses. These were at similar levels to last year.

Other Businesses - results at a glance



Sales
($m)
317
469
259
110
'00
'01
'02
'03
Assets
($m)
495
533
186
387
'00
'01
'02
'03
Profit from Ordinary Activities
Before Interest and Tax
($m)
-13
7
-21
-23
'00
'01
'02
'03

Stationery

Spicers Stationery Group manufactures and supplies a wide range of stationery products to the retail, corporate and government market sectors, with sales in Australia, New Zealand and the Pacific Islands. It is the owner of some of the best known brands in the industry including Tudor, Olympic and Queen's Slipper.

This business has recently implemented a restructuring programme with the main emphasis focused on improving envelope and stationery manufacturing.

Along with restructuring initiatives, new supply chain solutions have been developed to offer enhanced customer value.

Financial Position

PaperlinX's financial position at 30 June 2003 is solid. The financial position has been enhanced by the capital raisings which have been used partly to fund the offshore business expansion and the balance used to reduce debt pending further acquisitions. Consequently key ratios have been strengthened. All financial indicators are sound, in particular:

- Gearing – net debt to net debt plus equity of 8.1%
- Interest Cover – 5.7 times (prior year was 5.9 times)
- Funds Employed are $1,791 million (prior year was $1,545 million)
- Shareholders Equity is $1,646 million, up 36% on the prior year's $1,213 million

On 1 July 2002, PaperlinX acquired The Paper Company Ltd (formerly Bunzl Fine Paper Limited) based in the United Kingdom at a total cost of $369 million. To fund the acquisition, approximately $175 million was raised through the issue of 36.5 million shares and the balance of funds was drawn from existing debt facilities.

On 18 June 2003, the company entered into a Heads of Agreement to acquire the Paper Merchanting Division of the Buhrmann NV Group. The proposed acquisition is subject to completion of due diligence, the signing of a Sale and Purchase Agreement, regulatory approvals and other conditions. The proposed acquisition will be partly funded by the private placement of 53.6 million shares to institutional investors for approximately $239 million that was completed on 26 June 2003, a share purchase plan to existing shareholders and debt.

Funding

At 30 June 2003, PaperlinX had net debt of $144.4 million represented by:

Interest bearing liabilities	$596.4 million
Cash assets	$452.0 million
Net debt	$144.4 million

In October 2002, the company established a syndicated US$ 400 million multi-currency bank debt facility with nine financial institutions. The term ranges from three to five years. The facility is led by National Australia Bank with Bank One, Commonwealth Bank, HSBC, West LB, Westpac, BNP Paribas, Deutsche Bank and HVB Corporates & Markets. The facility replaces the National Australia Bank A$600 million facility.

PaperlinX's policy on interest rate risk management is to monitor and, where appropriate, hedge the company's exposure to movements in interest rates via a combination of interest rate swaps and fixed rate issuances.

Offshore debt is managed to minimise the net translation impact on the company's Australian balance sheet while optimising the returns to the company.

PaperlinX actively reviews funding options to achieve the lowest possible cost of funds.

Working Capital

PaperlinX continues to focus on minimising working capital, especially through managing inventory levels. Over the last year, working capital has increased due to the acquisition of The Paper Company. Reductions were achieved in the existing businesses through the use of sophisticated supply chain techniques.

Capital Expenditure

For the year to June 2003, capital expenditure was $433.2 million, including the acquisition of The Paper Company. Excluding the acquisitions, capital expenditure was $64.4 million, compared to depreciation of $66.6 million. The major capital expenditure was on:

- completion of the upgrade of the company's information systems for basic business transactions, planning, scheduling and warehouse optimisation;
- environmental improvement projects;
- upgrade of Maryvale No. 1 paper machine to produce semi-extensible sack kraft.

Insurance and Risk Management

PaperlinX, like most companies, continues to be impacted as a result of recent changes to insurance premiums and deductibles, however the insurance market appears to be stabilising. The company has maintained extensive insurance coverage including assets and earnings and public liability. This cover has varying levels of deductibles. The company is self-insured for workers' compensation insurance in Victoria and Tasmania.

The appointment of a Group Risk & Insurance Manager reflects the company's continued commitment to risk management.

Extensive assessment is undertaken of the company's key risks with comprehensive internal and external audit programmes used to manage operational risks. These include asset protection, safety and environment management systems and potential liability risks. Compliance with internal and external standards and local legislation are key features of the risk management programme, with regular reporting from business managers. PaperlinX is certified for its quality management systems and the paper manufacturing sites are ISO 14001 certified for environmental management systems.

Information Technology

PaperlinX currently outsources the supply of a significant proportion of its information technology services in Australia.

A major project was completed during the year to successfully upgrade PaperlinX's information systems in Australia and New Zealand. This includes implementing supply chain management systems, replacing basic transactional systems and databases using contemporary technology.

Environment

Delivering a sustainable business model

PaperlinX is committed to responsible environmental management. We manage our operations and business activities to comply with the laws and regulations of the countries in which we operate. But we also believe environmental responsibility goes beyond compliance.

Environment – results at a glance



Water usage reduction
(Water m³/tonne of paper as %)
100
85
57
38
38
36
36
'87/'88
'90/'91
'98/'99
'99/'00
'00/'01
'01/'02
'02/'03
Energy use from fossil fuels
(GJ/tonne of paper as %)
100
79
53
38
37
36
33
'78/'79
'84/'85
'98/'99
'99/'00
'00/'01
'01/'02
'02/'03
Emissions
(CO2 emmissions/tonne of paper as %)
100
92
86
89
86
83
'84/'85
'98/'99
'99/'00
'00/'01
'01/'02
'02/'03

For PaperlinX, environmental responsibility means seeking to continually improve our environmental performance.

It means maintaining the highest possible level of environmental awareness within the company through constant training and communication.

It means understanding the expectations of the community in which we operate and looking for opportunities to integrate those expectations into the way we do business.

It also means innovation – looking for new and different ways of meeting the community's expectations for products that are environmentally responsible.

This focus is directed to all our business activities, but it is particularly relevant to the Australian Paper business and its four paper mills in Australia. At each mill, responsible and economically maintainable environmental management is the cornerstone of our operations and always will be.

Raw materials – the highest international standards

One of our key objectives as a paper manufacturer is to ensure that our raw materials are produced in an environmentally responsible manner. The company manufactures a wide variety of pulp, the main raw material for paper manufacture. Fibre for pulp manufacture comes from wastepaper, plantations, sawmill residues and reject logs from forests managed for the production of logs for saw mills. We also purchase pulp internationally.

At present, the sources of our fibre are as follows:



Fibre Source
Plantations 33%
Wastepaper 9%
Saw mill residues and reject logs
from managed forests 28%
Imported pulp 30%

As additional Australian plantation sources reach maturity and are available for pulp manufacture, we expect to significantly reduce the proportion of wood we purchase from sawmill residues and managed forests. This supply source is expected to be phased out altogether for the manufacture of white paper by around 2018 to 2022.

We apply the internationally recognised environmental standard of ISO 14001 to our own manufacture of pulp. Moreover, we require all our external pulp suppliers to have an internationally recognised equivalent level of independent accreditation. Through this independent environmental assessment, the highest international standards of environmental responsibility are applied to our major raw material, whether it is manufactured by the company or purchased from another supplier.

Environmental performance in manufacturing

There were no material environmental incidents at any of the company's paper mills during the year - a record that reflects a very high level of compliance with the environmental laws and regulations within which the company operates.

In addition, the Environmental Management Systems of these mills are measured against ISO 14001 – the international standard for the management of environmental impacts in manufacturing operations. Independent annual assessments are made of the company's environmental performance in areas including resource use, waste management systems and emission controls. Following the annual assessment, all four of the company's mills retained their environmental certification.

During the 12-month reporting period, the focus on reduction of emissions that can contribute to odour complaints continued to be a high priority. At Maryvale Mill, an estimated $10m has been spent on new plant and processes. As a result, emissions were reduced and odour observations were at their lowest recorded level for seven years.

The company's rehabilitation of the Tonganah clay mine in Tasmania continued during the year. Of the 376 ha lease, only 80 ha remains to be returned to the State Forest or public land. It is expected that this area will be returned in the coming year. Overall, the project has rehabilitated land that was once affected by clay mining operations to stable landform and a series of water impoundments. Indigenous species of grass, shrubs and trees are now self-sustaining. A diversity of animals and birds is also supported by the revitalised ecosystem.

Recycling – continued innovation

PaperlinX manufactured Australia's first recycled copy paper in 1989 and has been at the forefront of recycling in Australia ever since. The company has also been a leader in the use of recycled papers in the manufacture of packaging, printing and office papers.

During the year, we extended our range of recycled papers by releasing two new products – Reflex™ 35% Recycled copy paper and Remail™ recycled envelope paper.

Reflex™ 35% Recycled was developed in response to consumer research that showed consumers wanted copy paper with recycled content as long as it was of high quality and competitively priced. As Reflex™ 35% Recycled uses paper waste diverted from Australian landfills, this innovative product provides an additional environmental benefit.

PaperlinX's envelope papers have always had a high proportion of recycled content. With the launch of the Remail™ range in May 2003, customers are now able to make a clear statement about the recycled content of the envelopes they use.

Both the Reflex™ 35% Recycled and Remail™ products have met with strong acceptance from consumers.

Safety and Health

Delivering a safer workplace

At PaperlinX, safety is everyone's business. Our safety programmes, therefore, are designed to continually assess and improve safety performances, as well as to empower every employee at every level to suggest and make safety improvements, thus creating a safer workplace for all.



Lost Time Injury (LTI) Rate
(Injuries per million hours worked)
20
18
16
14
12
10
8
6
4
2
Aug-01
Nov-01
Feb-02
May-02
Aug-02
Nov-02
Feb-03
May-03

During the year, PaperlinX's employee numbers increased from 3,831 to 4,828 operating in 11 countries around the world.

Global standards – local systems

PaperlinX placed high priority during the year on developing a single set of performance standards for occupational health and safety. These standards, set out in the company's Operations Management System, provide a framework for all sites to meet local requirements for legal compliance, hazard identification and risk reduction. All sites, including The Paper Company businesses acquired in July 2002, now operate within this set of performance standards.

These standards are underpinned by the Work Safe Together programme, which the company introduced during the year.

Education

In addition, during the year we introduced employee and contractor Induction Handbooks at all sites in Australia, New Zealand, the United Kingdom and North America. These handbooks ensure that any person working within the company is aware of the health and safety standards they must comply with while on company property or engaged in company business.

Safety performance

This year we achieved a pleasing decline in serious safety incidents across the company's operations. Serious incidents reduced from seven to one. There were no fatalities. Lost time injuries also were cut by 43% – from 153 to 87.

These improvements can be attributed to a sharper focus on the practices and circumstances that can lead to unsafe work environments. The company is committed to further improving this performance as far as possible. The roll out of the Work Safe Together programme across all sites will be integral to achieving this goal.

Safety learnings

At Australian Paper's Wesley Vale Mill in Tasmania, employees identified an opportunity to improve safety when moving large rolls of paper. This has resulted in the development and patenting of a safer forklift clamp safety restraint.

Up until 1998, the industry practice was to transport web rolls of paper in stacks of three with the top roll unclamped. After a number of fatalities in various locations, all major manufacturers and regulators banned the practice of transporting more than one roll. As a result, forklift numbers increased, which – in turn – created additional safety and productivity issues.

The web-restraining cage, a prototype developed at PaperlinX's Wesley Vale Mill, is an extendable device which securely clamps and holds a second roll of paper, thus preventing it from toppling off the top. As a result, all Australian Paper mills can now look forward to having an added resource in the push for added safety and productivity, thanks to the safety-conscious team at Wesley Vale.

Community

Delivering strong connections with our communities

Being a good corporate citizen starts with being a good community citizen. We take this responsibility seriously. Whether neighbour-to-neighbour, with community groups or in conjunction with all levels of government, we are building strong community connections.

At each of our paper mills in Australia, PaperlinX and Australian Paper has established Community Consultative Committees. Comprised of members of the community with an interest in the operations of the mill, these committees hold frank and open discussions on environmental performance, production matters and a wide variety of current issues. Committee members make an important contribution to the company and enable PaperlinX to address matters of importance to the community.

The company is also actively involved in supporting projects of community benefit. Projects we have supported in the past 12 months include leading edge cancer research and autonomic disease at the Austin Research Institute and a community leadership programme run by Leadership Victoria as well as a wide variety of projects that specifically relate to the local communities we are part of.

Supporting vital medical research

From our own business activities, PaperlinX understands the value of research and development. As a result, we are proud to support one of Australia's leading medical research organisations, the Austin Research Institute, by providing a scholarship for doctorate students.

The 2003 PaperlinX PhD Student Scholarship was awarded to Dr Bill Mulley who is researching ways of reducing the immunosuppressive agents currently used when patients are given transplant organs. These drugs are associated with many side-effects and can limit the quality of life of transplant patients.

Together, the Austin Research Institute and PaperlinX are helping to build a better future for all Australians.

Developing tomorrow's leaders today

Leadership is an important issue for all communities and PaperlinX is proud to be a major sponsor of Leadership Victoria, established in 1990 and the first community leadership programme in Australia.

The programme contributes to the community by providing young leaders with an opportunity to develop their vision for the future leadership of Victoria. More than 400 people, including a number of PaperlinX staff, have taken part in the programme since its inception. The programme has contributed significantly to the development of PaperlinX's staff and the work they do within the company.

Leadership Victoria also provides not-for-profit organisations with a skilled 'bank' of professionals who will undertake projects at no cost to the not-for-profit organisation. The services provided range from legal and accounting skills to marketing and public relations. Through this initiative, PaperlinX is supporting a much wider range of community organisations than it might otherwise.

Community involvement

The company also believes in proactively identifying projects that are beneficial to the wider Australian community. Conservation Volunteers Australia is one such group and - together with them - we have initiated the 'Reflex™ Habitat' programme.

Reflex™ Habitat

The 'Reflex™ Habitat' programme helps Australian school students learn about their natural environment and how they can preserve it. A joint partnership between Australian Paper and Conservation Volunteers Australia, the programme was successfully run again in the first half of 2003. Schools around Australia were invited to submit a proposal relating to a practical environmental project on school grounds. Eight state and territory winners each received three days of practical assistance from Conservation Volunteers Australia to action their project. The national winner was Woodbridge District High School in Tasmania who received an additional $1,000 to implement their outstanding rehabilitation project, Windows on the Wild. For full details on the programme, please visit www.reflex.com.au.

Senior Management



Ian Wightwick
Managing Director



Darryl Abotomey
Chief Financial Officer

Richard Hobson
Company Secretary & General Counsel

Jenny King
GM Commercial

Brian Smart
GM Finance

David Walker
GM Business Systems

Peter Essex
Finance Manager Trading

Colin Horman
Group Controller

Lawrie Kirby
Group Audit Manager

John Reid
Group Manager Business Process Review



Tom Engelsman
Chief Operating Officer Australian Paper

Tony Purdy
Group GM Maryvale & Tasmania

Howard Lovell
GM Shoalhaven

John Bride
GM Office Papers

David Bodin
GM Converting Papers

Graeme Price
GM Shared Services

Russell Puttick
GM Planning

Wayne Stanistreet
GM Printing & Publishing Papers

Tony Duncan
GM Australian Paper Technical Services



David Goldthorp
Executive GM Corporate Development

Paul Sarant
GM Stationery Group



Ross O'Brien
Executive GM Human Resources

Marlene Van Kerckhof
Group GM Human Resources

Andrew Jackson
Group Manager Environment Safety and Health



David Shirer
Executive GM Corporate & Investor Relations



Peter Waterworth
Chief Operating Officer Merchanting and Paper Trading

Larry Jackson
Group GM Spicers Paper Asia

Peter Jones
GM Pacific Paper Marketing



Roger Breen
Group GM Merchanting Australia & NZ

Greg Street
GM Spicers Paper Australia

Bill Eichhorn
GM Dalton Fine Paper Australia

Gordon Anthonisz
GM Dalton Web Papers

Geoff Butcher
GM Commercial-Merchanting

Ken Bishop
GM Spicers Office Papers

Andrew Bull
GM Merchanting NZ

Peter Lowrey
National Logistics Manager - Merchanting

Paul Rhodes
GM Shared Services Australia & NZ Merchanting



Chris Creighton
President Merchanting North America

Mike Kearney
President, Coast Paper

Mario Gauthier
President, Papier Turgeon

Tony Kennedy
VP Finance & Administration

Robert McPherson
VP Purchasing

Dave Woodley
VP Human Resources



Martin Fothergill
Managing Director The Paper Company

Steve King
Finance Director

Malcolm Lane-Ley
Director Southern Region

Ian McIntosh
Director Northern Region

Mark Smitheram
Corporate Director

Board of Directors

D E (David) Meiklejohn, BCom, Dip Ed, FCPA, FAIM, FAICD
(Chairman) Age 61

Appointed a Director and Chairman in December 1999. Currently Chairman of SPC Ardmona Limited, Deputy Chairman of GasNet Australia Limited and a Director of OneSteel Limited and WMC Resources Limited. Previous roles include: an Executive Director and Chief Financial Officer of Amcor Limited; Chairman of Kimberly-Clark Australia Limited; and a Director of Colonial Group and Treasury Corporation of Victoria.

Chairman of the Nomination and Governance Committee.

I M (Ian) Wightwick, ASTC (App Chem), BEc, M Admin, MAICD
(Managing Director)
Age 64

Appointed Managing Director from PaperlinX's inception as a public company in April 2000. Currently also a Member and Chairman of the Austin Research Institute, a Member of the Business Council of Australia and a Council Member, Victorian Division of the Australian Institute of Company Directors. Previous roles include: 19 years with Amcor Limited in senior management positions; and 26 years experience in oil, chemical, food and consulting industries.

Member of the Remuneration Committee.

D G (Darryl) Abotomey, BCom, FCPA, MAICD
(Chief Financial Officer)
Age 47

Appointed Chief Financial Officer of PaperlinX Limited in April 2000 and an Executive Director in March 2001. Joined the Amcor Group in 1979 and held various senior management positions in Australia and the United States including Group General Manager, Commercial and Trading from 1997 to 2000, Regional General Manager – Amcor Fibre Packaging from 1996 to 1997 and Chief Financial Officer – Sunclipse Inc. USA from 1989 to 1994.

A F (Andrew) Guy, LLB, MBA, FAICA, FAICD
(Non-executive Director)
Age 55

Appointed a Director in March 2001. Currently a Director of Djerriwarrh Investments Limited, Aviva Australia Holdings Limited and Datafast Telecommunications Limited. Formerly a managing partner in the law firm Arthur Robinson & Hedderwicks.

Member of the Remuneration Committee.

B J (Barry) Jackson, BCom (Hons), MAICD
(Non-executive Director)
Age 58

Appointed a Director in February 2000. Currently a Director of Alesco Corporation Limited, CSR Limited, Equity Trustees Limited and St Vincent's Institute of Medical Research in Melbourne. Previous roles include: Managing Director of Pacifica Group Limited; and Chief Executive of BTR Nylex's Building Products Group.

Chairman of the Remuneration Committee and a member of the Nomination and Governance Committee.

N L (Nora) Scheinkestel, LLB (Hons), PhD, MAICD
(Non-executive Director)
Age 43

Appointed a Director in February 2000. Associate Professor at the Melbourne Business School. Currently also Chairman of South East Water Limited and a Director of Hydro Tasmania and Newcrest Mining Limited. Previous roles include: Chairman of the Energy 21 and Stratus group of companies; and a Director of Docklands Authority, North Limited, MBF Limited, Eastern Energy Limited and Snowy Hydro Limited. Former head of Project Finance unit at Deutsche Bank.

Chairman of the Audit and Compliance Committee and a member of the Nomination and Governance Committee.

D A (David) Walsh, LLB, MAICD
(Non-executive Director)
Age 63

Appointed a Director in July 2000. A partner in the law firm, Mallesons Stephen Jaques. Currently also Chairman of Templeton Global Growth Fund Limited and a Director of Heide Museum of Modern Art. Previous roles include: a Director of Malcolm Moore Industries Limited and Asia Pacific Specialty Chemicals Limited.

Member of the Audit and Compliance Committee.

P R (Peter) Waterworth, MAICD
(Executive Director)
Age 58

Appointed an Executive Director and Chief Operating Officer Merchanting and Paper Trading, PaperlinX in March 2001. Previous roles include: Managing Director of Spicers Paper Limited; Executive General Manager, Group Paper Distribution for Spicers; General Manager of Edwards Dunlop from 1992 to 1999 and General Manager of Spicers Paper from 1988 to 1992. Former member of the Business Council of Australia.

L J (Lindsay) Yelland, BSc, MAICD, MACS
(Non-executive Director)
Age 57

Appointed a Director in February 2000. Currently Chairman of Legion Interactive Pty Limited, Argus Solutions Pty Ltd and Yambay Technologies Pty Ltd and a Director of Ideas International Limited. Previous roles include: a Group Managing Director of Telstra Business Solutions; Vice President Asia-Pacific of Data General Corp; and Vice President of Apollo Computer Corporation.

Member of the Audit and Compliance Committee.

R F (Richard) Hobson, LLB, BA, MBA
(Company Secretary & General Counsel)
Age 48

Appointed Company Secretary & General Counsel in July 2000.

Corporate Governance

PaperlinX supports and is committed to the principles of best practice in corporate governance, applied in a manner that is appropriate to the company's particular circumstances.

The Board has established a framework of internal processes and guidelines for the governance of the company which includes systems of internal control, business risk management and standards for ensuring lawful and ethical conduct.

The Board regularly reviews the content and application of the governance framework, the composition and performance of the Board and the membership and operation of the committees of the Board with a view to achieving the highest standards of Board performance and corporate governance.

The Company Secretary is appointed by the Board and advises the Board on compliance and corporate governance issues generally.

Role of the Board and management

Management and control of the business and affairs of the company is vested in the Board under the Constitution. In particular, the Board has the overall responsibility for the conduct and governance of the company including its strategic direction, the review of the strategic plans established by the management team and the monitoring of performance targets.

The Board does not itself manage the business of the company. Within the scope of the governance framework established by the Board, management is delegated to Managing Director and it is his responsibility to manage the business, subject to the oversight and supervision of the Board.

However, Managing Director and his management team are at all times answerable to the Board and ultimate responsibility for the conduct of the company and its business and affairs rests with the Board.

Responsibilities of the Board

The Board, inter alia:

- oversees the management of the company;
- reviews and approves management's plans for conducting and developing the company's business;
- ensures that management obtains the Board's approval to any material changes to plans which have been submitted to, and approved by, the Board;
- places limits on the extent to which management can commit resources or dispose of assets or raise funds without specific approval;
- receives and considers monthly reports from Chief Financial Officer covering financial performance against budget and reasons for material variations and trends;
- regularly receives and considers reports from Managing Director and other executives covering all material aspects of the company's business and operations, including key areas of risk and importance;
- ensures that it is kept well informed of progress and events which might significantly affect the company; and
- monitors the performance of senior members of management on whom it relies for the proper management of the company's business and its key components.

Matters that are reserved to the Board and are not within the authority delegated to Managing Director include:

a. Appointment and remuneration of, and delegation of authority to, Managing Director and general approval of policies relating to any sub-delegation by him.

b. All matters relating to the issue of securities of the company.

c. Adoption of annual business plans and budgets and approval of longer term strategic plans for the company and all business units.

d. Acquisition and disposal of major capital items.

e. Major external borrowings and commitments as agreed with Chief Financial Officer.

f. Major guarantees of third parties and subsidiaries.

g. Approval of all Accounts, Directors' Reports and Financial Statements for release to shareholders and the Stock Exchange.

h. Approval of the Annual Report and any other significant report or release to the Stock Exchange or shareholders. Any press releases which relate to price sensitive information require approval by the Chairman who will liaise with the Board as necessary.

i. Declaration of dividends and bonuses.

j. Approval of appointment of the most senior executives who report directly to Managing Director, and the Company Secretary and approval of the term of appointment and remuneration of those executives.

k. Approval, oversight and review of:
   - audit and compliance functions and performance;
   - control and corporate governance functions and performance;
   - human resources and remuneration policies and performance.

l. Approval, oversight and review of the company's Risk Management framework, including:
   - environmental protection policies and performance;
   - workplace and public safety policies and performance.

m. Approving any major donations proposed by Managing Director.

Operation of the Board

The company has a majority of independent non-executive Directors. The Chairman is an independent non-executive Director.

Currently there are nine Directors - six non-executive Directors and three executive Directors. All of the non-executive Directors are independent (in accordance with the definition in the ASX Good Corporate Governance Recommendations) and have no business or other relationships which could compromise their independence.

If a potential conflict of interest should arise, the Director concerned is required to inform the Chairman and the Board accordingly and, if appropriate, leave the Board meeting while the matter is considered. Directors keep the Board advised of any interests that could potentially conflict with those of the company. The Board assesses the independence of Directors on an annual basis and as changes in Directors' interests occur.

For the purposes of proper performance of their duties, after consultation with the Chairman, all Directors have the right to seek independent professional advice at the company's expense.

The Board conducts formal annual reviews of the internal guidelines relating to corporate governance, Board membership and operation and committee structures. This process ensures that PaperlinX's Board procedures are continually reviewed and the highest standards of Board performance are maintained.

The Board includes a mix of Directors with a range of skills, experience and expertise to promote Board effectiveness. The performance of the Board, its committees and individual Directors and key executives is evaluated annually. A review of the performance of individual non-executive Directors is conducted annually by the Chairman.

Non-executive Directors are paid fixed fees that are not dependent upon the company's performance.

Other than Managing Director, all Directors are subject to re-election by rotation every three years and non-executive Directors are only expected to serve on the company's Board for terms of up to 11 years.

The company has entered into formal Deeds of Appointment with each of the Directors. These Deeds of Appointment have been approved by the Board and set out the key terms and conditions of the Director's appointment and detail the company's corporate expectations of them. Under the Deeds:

- subject to re-election by shareholders, non-executive Directors must retire at the Board meeting following their 70th birthday; and
- non-executive Directors are entitled to certain retirement benefits which accrue annually. The Board has determined that any new non-executive Directors will not be entitled to retirement benefits. More information regarding these entitlement benefits is contained in the Directors' Report.

The names and details of the Directors of the company in office at the date of this statement are set out on page 27 and in the Directors' Report on pages 33 to 37 of this report.

Board Committees

To assist in the execution of its responsibilities, the Board has established the following committees:

- Nomination and Governance;
- Remuneration;
- Audit and Compliance.

All committees have written mandates and operating procedures and operate principally in a review or advisory capacity, except in cases where powers are expressly conferred on or delegated to a committee by the Board.

Details of the number of committee meetings and the attendance record of members in the year ended 30 June 2003 are set out in the Directors' Report on page 34.

Nomination and Governance Committee

(formerly known as the Governance & Nomination Committee)

The Nomination and Governance Committee's responsibilities are to determine and make recommendations to the Board on:

- the composition and structure of the Board;
- new Board member nominees;
- selection, appointment and remuneration of Managing Director;
- remuneration of non-executive Directors;
- the term of Board appointments; and
- the rotation of Directors on committees.

The Committee also keeps all aspects of corporate governance issues under review and establishes and reviews adherence to appropriate Codes of Conduct for the Board and senior management as well as monitoring Board performance generally.

The current members of the Nomination and Governance Committee are all non-executive Directors:

- D E Meiklejohn, Chairman
- B J Jackson
- N L Scheinkestel

Audit and Compliance Committee

The Audit and Compliance Committee consists of three independent non-executive Directors with an independent Chairman, who is not Chairman of the Board.

The Audit and Compliance Committee's responsibilities are to determine and make recommendations to the Board on the establishment and maintenance of a framework of internal and external controls and compliance reporting for the company.

The internal audit function is independent of the external auditors. The external auditors are, as a matter of general policy, not to be engaged for non-statutory audit work. However, this may be undertaken with the specific approval of the Audit and Compliance Committee or the Board.

Some specific responsibilities of the Committee under its charter are to:

- review and report to the Board on half-yearly and yearly financial statements prior to their external release;
- monitor and review the framework, adequacy and security of internal control and accounting and management information systems;
- review major capital project post-audits;
- ensure adequate audit coverage for all major financial risks of the business;
- review all reports from the external auditors that have been commissioned;
- review the procedures for selection of, and recommendations for, appointment/removal of the external auditor and for rotation of audit partners; and
- review the performance and independence of the external auditors and obtain appropriate certification of the same.

The Audit and Compliance Committee monitors the integrity and implementation of the company's internal compliance and control systems. These include a comprehensive quarterly compliance reporting system and an operational risk management programme.

The Committee has established and oversees the application of a set of policies and processes for risk assessment and management. Its responsibilities in this area include:

- assessing significant business risks;
- reviewing major non-financial regulatory matters through the use of a compliance monitoring and reporting regime which covers, inter alia:
  - environment,
  - safety and health,
  - asset protection (including insurance),
  - trade practices,
  - discrimination,
  - conflicts of interest, and ethical standards.

The current members of the Audit and Compliance Committee are all non-executive Directors:

- N L Scheinkestel, Chairman
- D A Walsh
- L J Yelland

The Chairman of the Board is an ex officio member of the Committee.

Managing Director, Chief Financial Officer, relevant senior staff and the internal and external auditors are invited to Audit and Compliance Committee meetings at the discretion of the Committee.

Remuneration Committee

(formerly known as the Human Resources Committee)

The Remuneration Committee's responsibilities are to determine and make recommendations to the Board on remuneration policies and practices for the company and specifically on remuneration packages and policies applicable to senior management other than Managing Director.

Remuneration levels are set competitively to attract the most qualified and experienced senior executives. The Remuneration Committee also considers independent advice on appropriate remuneration packages.

The company provides all necessary disclosure in relation to its remuneration policies to enable investors to understand the link between remuneration paid to key executives and corporate performance. These policies are summarised in the Directors' Report on pages 34 to 37.

The Committee's role also includes responsibility for share option plans, incentive performance packages and succession planning, including reviewing recruitment, retention and termination policies.

The current members of the Remuneration Committee, other than Managing Director, are non-executive Directors:

- B J Jackson, Chairman
- A F Guy
- I M Wightwick

The Chairman of the Board is an ex officio member of the Committee.

Ethical and responsible decision making

The Board recognises the need for the highest standards of ethical conduct by all Directors and employees. The Board has adopted a Board Code of Ethics which sets out the fundamental ethical values that are to guide and be observed by Directors in their participation as members of the Board and its committees.

The company has published its Vision and Guiding Principles and has also established ethical values and professional standards of behaviour for all officers and employees in the conduct of the company's affairs. These are set out in Employee Handbooks and company Policies, which are distributed to all business units to ensure employees are familiar with their contents.

The company has numerous policies designed to prevent fraud and illegal practices and encourages and protects persons who report suspected fraud or illegal activities.

Trading in company securities by Directors, officers and employees

Each Director must hold a minimum of 1,000 shares in PaperlinX Limited. Current shareholdings are shown in the Directors' Report on page 37.

The Board has established policies to be observed by Directors and senior managers in relation to buying and selling and dealing in the company's shares.

The overriding principle is that Directors and senior managers cannot deal in the company's shares at any time when they are aware of price sensitive information that is not public. Subject to that overriding principle, Directors and senior managers will ordinarily be permitted to deal in the company's shares:

- in the period between 48 hours after release of the company's annual results to the Australian Stock Exchange (ASX) and 14 days after the Annual General Meeting;
- in the period between 48 hours after release of the company's half yearly results to the Australian Stock Exchange and 14 days thereafter; and

to participate in offers or entitlements made available to shareholders generally, subject to compliance with relevant Australian Stock Exchange Listing Rules.

However, as mentioned above, Directors and senior management are prohibited from dealing in company shares at any time where they are aware of price sensitive information that has not been made public.

Disclosure policies

The company has established policies and procedures designed to guide compliance with ASX Listing Rule disclosure requirements, and to ensure accountability at a senior management level for that compliance.

Corporate Governance Continued

Senior managers of the company are aware of the need to advise the ASX of any information that may have a material effect on the price or value of PaperlinX's securities.

Managing Director and Chief Financial Officer together with Executive General Manager, Corporate & Investor Relations and Company Secretary & General Counsel continuously review all information of which they become aware for the purposes of ASX Listing Rule 3.1.

A formal ASX disclosure policy is in place containing vetting and authorisation processes designed to ensure company announcements are made:

- in a timely manner;
- are factual;
- do not omit material information; and
- are expressed in a clear and objective manner.

Financial reporting

Managing Director and Chief Financial Officer formally advise the Board in writing that:

- the company's financial reports present a true and fair view, in all material respects, of the company's financial condition and operational results in accordance with relevant accounting standards;
- that statement is founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the Board; and
- the company's risk management and internal compliance and control system is operating efficiently and effectively in all material respects.

Rights of shareholders and communications strategy

The company has a communications strategy to promote effective communication with its shareholders.

The Board aims to ensure that shareholders and the investment market generally are informed in a timely and widely available manner of all major developments affecting the company's business and affairs.

The company's Annual Report is distributed to all shareholders (except any who specifically request not to receive it). The Annual Report includes relevant information about the operations of the company during the year as well as a full financial report for the year together with all disclosures required by the Corporations Act.

The company also produces a half-yearly financial report summarising the financial information and review of the operations of the company during each half-year. The half-yearly financial report is prepared in accordance with the applicable accounting standards and Corporations Act requirements and is lodged with the Australian Securities and Investments Commission and the Australian Stock Exchange.

At the Annual General Meeting, it is the practice for the Chairman to address the meeting on the results for the financial year under report and other relevant issues, including developments during the period since the end of that financial year.

Shareholders are encouraged to attend annual general meetings, where ample opportunities are given for questions and answers.

It is also the practice of the company to have the external auditor attend the Annual General Meeting and be available to answer shareholder questions about the conduct of the audit and the preparation and content of the auditor's report.

The company maintains a website at www.paperlinx.com.au. The website is used to complement the official release of material information to the market.

The company's annual and half-yearly result announcements, together with all other relevant announcements made to the market, are posted to the website as soon as practicable. The website also contains other relevant material including:

- the Chairman's address at the Annual General Meeting;
- material that is posted to the website as recommended in the ASX Good Corporate Governance Recommendations.

Other stakeholders

The Board and management seek to recognise the legitimate interests of all stakeholders and are committed to policies and practices which require and guide compliance with legal and other obligations to all legitimate stakeholders including shareholders, employees, suppliers, customers and the wider community. Information about the company's corporate values, policies and systems of internal compliance and control are set out on the company's website.

Directors' Report

Directors

The names of the Directors of PaperlinX Limited in office at the date of this report are:

D E Meiklejohn
N L Scheinkestel
I M Wightwick
D A Walsh
D G Abotomey
P R Waterworth
A F Guy
L J Yelland
B J Jackson

Details of the qualifications, experience and special responsibilities of directors are set out on page 27 of the Full Year Financial Report.

Principal activities

The principal activities of the consolidated entity were the distribution and sale of fine communication papers and the manufacture of communication papers and high performance packaging papers. There were no significant changes in the nature of the principal activities of the consolidated entity during the year under review.

Review and results of operations

A review of the operations of the PaperlinX group during the financial year and the results of those operations is contained in pages 7 to 25 of the Full Year Financial Report.

Dividends

Dividends paid or declared by the company since the end of the previous financial year were:

State of affairs

Significant changes in the state of affairs of the consolidated entity that occurred during the financial year ended 30 June 2003 were as follows:

July 2002 The acquisition of shares in The Paper Company Ltd (formerly Bunzl Fine Paper Ltd) and associated Share Purchase Plan

December 2002 The announcement of a share buy-back programme of the company's shares (ceased in June 2003)

June 2003 The announcement of a Heads of Agreement to acquire the leading European paper merchant, the Paper Merchanting Division of Buhrmann NV. Completion of the transaction is subject to:- further due diligence investigations; negotiation of a sale and purchase agreement; completion of Works Council consultation procedures; approval by Buhrmann NV's shareholders; regulatory approvals; and other conditions

The raising of $239 million in equity through the placement of shares to institutions in anticipation of the proposed acquisition of Buhrmann's Paper Merchanting Division

Commentary on the overall state of affairs of the economic entity is set out on pages 7 to 25 of the Full Year Financial Report.

Dividends

Type	Cents per share	Total amount ($ million)	Date of payment	Tax rate for franking credits	Franked %
In respect of the 2001/2002 financial year:					
Final – fully paid shares	14	45.2	19 Sep 02	30%	75%
In respect of the 2002/2003 financial year:					
Interim – fully paid shares	13.5	48.5	25 Mar 03	30%	70%
Final – fully paid shares	14	61.3	29 Sep 03	30%	50%
Total Dividends		**155.0**			

Directors' Report Continued

Directors' Meetings

	Board of Directors		Audit and Compliance Committee		Nomination and Governance Committee		Remuneration Committee	
Directors as at 30 June 2003								
	A	B	A	B	A	B	A	B
D E Meiklejohn	11	11			2	2		
I M Wightwick	11	11					6	5
D G Abotomey	11	11						
A F Guy	11	11	4	4			2	2
B J Jackson	11	11			2	2	6	6
N L Scheinkestel	11	11	5	5	2	2		
D A Walsh	11	10	1	1	2	2	4	3
P R Waterworth	11	10						
L J Yelland	11	11	5	5				

A – Number of meetings held during the time the Director held office during the year.
B – Number of meetings attended.

Environmental regulation

The consolidated entity is subject to significant environmental regulation in respect of its manufacturing activities. Environmental performance obligations are monitored by management and the Board and subjected, periodically, to internal, independent external and government agency audits and site inspections. The environmental report is set out on pages 22 to 25 of the Full Year Financial Report.

Matters subsequent to the end of the financial year

Since 30 June 2003 and to the date of this report, no matter or circumstance has arisen (other than those occurring as a result of the normal vicissitudes of business and the proposed acquisition of the Paper Merchanting Division of Buhrmann NV as mentioned above) that has significantly affected or may significantly affect:

(a) the consolidated entity's operations in future financial years; or

(b) the results of those operations in future financial years; or

(c) the consolidated entity's state of affairs in future financial years.

Future developments

Certain likely developments in the operations of the consolidated entity known at the date of this report have been covered generally within the Full Year Financial Report. In the opinion of the Directors, any further disclosure of information would be likely to result in unreasonable prejudice to the consolidated entity.

Directors' meetings

The number of Directors' meetings (including meetings of committees of Directors) and number of meetings attended by each of the Directors of the company during the financial year are shown in the table above.

Directors' and senior executives' emoluments

The Board's Nomination & Governance and Remuneration Committees are responsible for reviewing remuneration policies and practices, including the compensation and arrangements for executive Directors and senior management, the company's superannuation arrangements and, within the aggregate amount approved by shareholders, the fees for non-executive members of the Board. This role also includes responsibility for the company's share and option plans. Executive and senior management performance review and succession planning are matters referred to and considered by the Committees. The Committees have access to independent advice and comparative studies on the appropriateness of remuneration arrangements.

Executive Directors and senior executives may receive incentives based on the achievement of specific goals related to the performance of the consolidated entity. Non-executive Directors do not receive any performance-based remuneration.

Non-executive Directors' emoluments

The current base fee per annum for non-executive Directors is $82,000 for a Director and $235,000 for the Chairman of the Board. In addition, the Chairman of the Audit & Compliance Committee and the Chairman of the Remuneration Committee each receive an extra fee of $10,000 pa. The Directors' aggregate fees are less than the $750,000 cap previously approved by shareholders.

All non-executive Directors have entered into agreements with the company whereby retiring allowances are paid upon retirement or death. This retirement benefit, which includes superannuation entitlements, is based on the average annual emoluments of the Directors over the three years preceding retirement. After five years of service the retiring allowance is three times the average annual emoluments and would rise proportionately to a maximum of six times average annual emoluments after 15 years of service. However, as the maximum term for non-executive Directors has been determined as 11 years, the actual entitlements will be calculated based on the actual term of office. The Board has determined that this retirement allowance will be retained for existing Directors but it will not be extended to any new Directors. When new Directors are appointed, advice will be sought on the appropriate fees payable to them taking account of the fact that these new Directors will not be entitled to retirement benefits.

The accumulated accrued amount of retiring allowances for non-executive Directors as at 30 June 2003 was $1,196,549 (including superannuation). This amount has been fully expensed to profit over the past three years.

A new policy has been adopted by the Board requiring non-executive Directors to increase their shareholding in the company progressively so that the holding is at least equivalent in value to one year's fees.

Directors' Emoluments

Directors	Base Emoluments	Incentive	Other	Shares	Retiring Allowances */ Superannuation	Total
D E Meiklejohn	223,667				142,400	366,067
I M Wightwick	970,412	564,139	69,592	213,719	136,394	1,954,256
D G Abotomey	400,851	187,790	40,948	57,291	57,070	743,950
A F Guy	79,333				47,600	126,933
B J Jackson	90,583				54,350	144,933
N L Scheinkestel	89,333				53,600	142,933
D A Walsh	79,333				47,600	126,933
P R Waterworth	538,132	262,654	82,336	57,291	0	940,413
L J Yelland	79,333				47,600	126,933

* For non-executive Directors, an amount of approximately 60% of their base remuneration for the 2003 financial year is included as an accrual in respect of their retiring allowances (which include superannuation contributions).

Senior Executives' Emoluments

Senior Executives (excluding Directors)	Base Emoluments	Incentive	Superannuation	Other	Shares and Options	Total
C B Creighton	553,992	192,955	19,720	42,697	60,544	869,908
M J Fothergill	457,490	188,105	81,220	70,378	68,011	865,204
D M Goldthorp	406,612	199,012	56,321	35,811	40,922	738,678
T Engelsman	385,750	179,134	42,433	19,083	40,922	667,322
I R Howard(1)	270,936	130,000	38,567	30,569	35,849	505,921

(1) Employment ceased 31 July 2003.

Directors' and senior executives' emoluments – 2002/03

Details of the nature and amount of each major element of the emoluments of each Director of the company and each of the five named executives of the company and the consolidated entity receiving the highest emoluments are set out on page 35.

There are no executives employed by PaperlinX Limited. All management are employed by subsidiary companies.

Senior executives are eligible to earn fully paid shares under the company's long-term incentive plans. There are two components to the performance criteria for those plans. The first compares the total shareholder return (TSR) of the company against a basket of comparative companies in the ASX 200 (Comparators). The second measures the growth in earnings per share of the company against the increase in CPI plus a margin.

To reflect the long-term nature of this incentive, the measurement period was for the two years ended 30 June 2003 except for I R Howard for whom it was one year. The result for the two year period for the TSR component was in the third quartile and for the EPS component the target was not achieved. Following partial satisfaction of the performance criteria, subsequent to the year end, share entitlements have been allocated to the following named executives in respect of the two years to 30 June 2003 as follows:

Name	Number of shares	Value
I M Wightwick	85,831	$427,438
D G Abotomey	23,625	$114,581
T Engelsman	16,875	$81,844
D M Goldthorp	16,875	$81,844
I R Howard	7,387	$35,849
P R Waterworth	23,625	$114,581

Half the value of these shares is reflected in the emoluments table on page 35 for relevant executives, except for I R Howard. The cost of purchasing those shares on market has been expensed to profit over the two year period except for shares issued to I M Wightwick where the shares will be issued from equity as approved by shareholders.

Options

Since 1 July 2002, the company has granted options over unissued ordinary shares to the following named senior executives as part of their remuneration in accordance with the company's share/option plans:

Officers	Number of options granted*	Exercise price#
C B Creighton	8,000	$5.13
M J Fothergill	50,000	$5.13

* All options were granted during the financial year. No options have been granted since the end of the financial year.
# The exercise price of the options was calculated based on an average price of PaperlinX shares in the relevant period prior to their allotment.

At the date of this report, unissued ordinary shares of the company under option were:

When exercisable	Exercise price	Number of shares
Three years after grant or within 30 days of termination of employment of holder	$3.13	610,000
	$3.32	282,500
	$3.50	700,000
	$4.12	302,000
	$4.18	240,000
	$5.13	217,000
	$4.76	150,000
		2,501,500

The granting of incentive options is subject to the achievement of specific performance criteria, namely total shareholder return (TSR) and growth in earnings per share of the company. The options cannot be exercised for three years from the date of being granted, except on termination of employment. Options do not entitle the holder to participate in any dividends or share issues of the company.

The values of options outstanding at 30 June 2003 have been independently valued, as at the grant date, in the range of $0.33 to $0.92. The total value of options outstanding at the date of this report based on those valuations was $1,421,000. These values have been determined using the Black-Scholes model with assumptions in relation to the following included therein: the life of the option; the vesting period; the volatility in the share price;

the dividend yield; the risk free interest rate; the Consumer Price Index; and the earnings per share.

During or since the end of the financial year, the company issued ordinary shares as a result of the exercise of options on cessation of the holding restrictions and termination of employment as follows:

Number of shares	Amount paid on each share	Market value of shares on date of exercise
320,000	$3.13	$5.04 to $5.13
15,000	$3.50	$4.69
10,600	$4.12	$4.69 to $5.10

There were no amounts unpaid on the shares issued.

Directors' interests

The relevant interest of each Director in the share capital of the company as notified by the Directors to the Australian Stock Exchange in accordance with S205G(1) of the Corporations Act at the date of this report is as follows:

Number of shares	Fully paid ordinary shares	Options over ordinary shares
D E Meiklejohn	46,757	
I M Wightwick	148,796	
D G Abotomey	38,568	235,000[1]
A F Guy	42,979	
B J Jackson	25,460	
N L Scheinkestel	24,700	
D A Walsh	5,460	
P R Waterworth	122,014	200,000[1]
L J Yelland	11,920	

(1) Issued prior to being appointed a Director

Interests of Directors in contracts or proposed contracts with the company

As previously mentioned, non-executive Directors of PaperlinX Limited have entered into agreements with the company for the payment of retiring allowances on retirement as a Director. In addition, Directors of PaperlinX Limited have declared their interests in contracts or proposed contracts that may result from their directorships of other corporations, as listed in their personal profiles set out on page 27.

Indemnification and insurance of officers and auditors

The company has agreements with each of the Directors of the company in office at the date of this report (shown on page 33), and certain present and former officers of the company, indemnifying those officers against liabilities to any person other than the company or a related body corporate that may arise from their acting as officers of the company notwithstanding that they may have ceased to hold office, except where the liability arises out of conduct involving a lack of good faith.

The Directors have not included details of the nature of the liabilities covered or the amount of the premium paid in respect of the Directors' and officers' liability and legal expenses insurance contracts, as such disclosure is prohibited under the terms of the contracts.

Rounding

The company is the kind referred to in the ASIC Class Order 98/100 dated 10 July 1998 and in accordance with that Class Order, amounts in the financial report and Directors' report have been rounded off to the nearest one hundred thousand dollars or, where the amount is $50,000 or less, zero, unless specifically stated to be otherwise.

Signed in Melbourne this 14th day of August 2003.



David Meiklejohn
Chairman



Ian Wightwick
Managing Director

Financial Statements

The financial information provided in the following pages is for PaperlinX Limited and the PaperlinX Limited Group.

Statements of Financial Performance

For the year ended 30 June

	Note	Consolidated 2003 $m	Consolidated 2002 $m	PaperlinX Limited 2003 $m	PaperlinX Limited 2002 $m
Revenue from ordinary activities	2	**3,639.2**	3,186.4	**60.7**	98.2
Expenses from ordinary activities	3	**(3,403.8)**	(2,966.5)	**(3.2)**	(2.6)
Borrowing costs	4(b)	**(45.0)**	(43.0)	**–**	–
Profit from ordinary activities before income tax	4	**190.4**	176.9	**57.5**	95.6
Income tax expense	5	**(58.3)**	(53.9)	**(0.2)**	(0.1)
Net profit attributable to members of PaperlinX Limited	25	**132.1**	123.0	**57.3**	95.5
Non-owner transaction changes in equity					
Net exchange differences on translation of overseas controlled entities	24	**(49.9)**	(4.3)	**–**	–
Adjustments on initial adoption of Accounting Standards:					
• Revised AASB 1028 Employee Benefits	1	**(1.0)**	–	**–**	–
Total revenues, expenses and valuation adjustments attributable to members of PaperlinX Limited recognised directly in equity		**(50.9)**	(4.3)	**–**	–
Total changes in equity from non-owner related transactions attributable to the members of PaperlinX Limited		**81.2**	118.7	**57.3**	95.5
Basic earnings per share	37	**36.9**	38.2		
Diluted earnings per share	37	**36.6**	37.9		

Notes 1 to 40 form part of these financial statements and are to be read in conjunction therewith.

As at 30 June

	Note	Consolidated 2003 $m	Consolidated 2002 $m	PaperlinX Limited 2003 $m	PaperlinX Limited 2002 $m
CURRENT ASSETS					
Cash assets	7	**452.0**	112.9	–	–
Receivables	8	**626.6**	427.7	**12.8**	45.2
Inventories	9	**528.3**	461.3	–	–
Total Current Assets		**1,606.9**	1,001.9	**12.8**	45.2
NON-CURRENT ASSETS					
Receivables	10	**2.4**	5.4	**2.1**	2.6
Other financial assets	11	**2.0**	1.5	**1,549.8**	1,549.8
Property, plant and equipment	12	**1,079.5**	1,071.1	–	–
Intangible assets	13	**247.8**	171.3	–	–
Deferred tax assets	14	**40.2**	37.5	–	–
Total Non-current Assets		**1,371.9**	1,286.8	**1,551.9**	1,552.4
Total Assets		**2,978.8**	2,288.7	**1,564.7**	1,597.6
CURRENT LIABILITIES					
Payables	15	**462.0**	345.3	**1.7**	398.8
Interest bearing liabilities	16	**43.3**	43.6	–	–
Current tax liabilities	17	**12.1**	13.0	**0.2**	–
Provisions	18	**49.2**	100.0	–	45.2
Total Current Liabilities		**566.6**	501.9	**1.9**	444.0
NON-CURRENT LIABILITIES					
Payables	19	**20.6**	1.4	–	–
Interest bearing liabilities	20	**553.1**	400.8	–	–
Deferred tax liabilities	21	**154.5**	132.9	–	–
Provisions	22	**37.8**	38.6	–	–
Total Non-current Liabilities		**766.0**	573.7	–	–
Total Liabilities		**1,332.6**	1,075.6	**1.9**	444.0
Net Assets		**1,646.2**	1,213.1	**1,562.8**	1,153.6
EQUITY					
Contributed equity	23	**1,541.3**	1,140.9	**1,541.3**	1,140.9
Reserves	24	**(37.4)**	12.5	–	–
Retained profits	25	**142.2**	59.6	**21.5**	12.7
Total parent entity interest		**1,646.1**	1,213.0	**1,562.8**	1,153.6
Outside equity interests in controlled entities	26	**0.1**	0.1	–	–
Total Equity		**1,646.2**	1,213.1	**1,562.8**	1,153.6

Notes 1 to 40 form part of these financial statements and are to be read in conjunction therewith.

Statements of Cash Flows

For the year ended 30 June

	Consolidated		PaperlinX Limited	
	2003 $m	2002 $m	2003 $m	2002 $m
CASH FLOWS FROM OPERATING ACTIVITIES				
Receipts from customers	**3,661.6**	3,026.5	**5.3**	4.0
Payments to suppliers and employees	**(3,358.5)**	(2,626.8)	**(3.2)**	(2.6)
Dividends received	**0.3**	0.2	**100.7**	94.2
Interest received	**2.2**	4.8	**–**	–
Interest paid	**(43.9)**	(33.6)	**–**	–
Income taxes paid	**(44.2)**	(47.6)	**–**	(0.1)
Other income received	**16.5**	15.9	**–**	–
Net Cash from Operating Activities[1]	**234.0**	339.4	**102.8**	95.5
CASH FLOWS FROM INVESTING ACTIVITIES				
Loans (advanced to)/repaid by other persons	**3.0**	(0.5)	**–**	–
Acquisition of:				
• Controlled entities and assets	**(327.2)**	(24.2)	**–**	–
• Other financial assets (investments)	**(0.5)**	–	**–**	–
• Property, plant and equipment	**(64.4)**	(65.8)	**–**	–
Proceeds on disposal of:				
• Controlled entities and businesses	**–**	197.8	**–**	–
• Property, plant and equipment	**3.1**	4.9	**–**	–
Net Cash from/(used in) Investing Activities	**(386.0)**	112.2	**–**	–
CASH FLOWS FROM FINANCING ACTIVITIES				
Dividends paid	**(93.3)**	(86.7)	**(93.3)**	(86.7)
Proceeds from issue of shares	**415.0**	2.1	**415.0**	2.1
Share issue expenses	**(4.1)**	–	**(4.1)**	–
Payment for shares bought back	**(8.8)**	–	**(8.8)**	–
Loans (repaid to)/received from controlled entities	**–**	–	**(411.6)**	(10.9)
Loans (repaid to)/received from other persons	**0.5**	(0.2)	**–**	–
Proceeds from borrowings	**705.6**	1,749.6	**–**	–
Repayment of borrowings	**(525.7)**	(2,073.8)	**–**	–
Principal lease repayments	**(0.2)**	(0.2)	**–**	–
Net Cash from/(used in) Financing Activities	**489.0**	(409.2)	**(102.8)**	(95.5)
Net Increase/(Decrease) in Cash Held	**337.0**	42.4	**–**	–
Cash at the Beginning of the Year	**107.8**	90.3	**–**	–
Exchange rate changes on translation of foreign currency cash flows and cash balances	**7.2**	(24.9)	**–**	–
Cash at the End of the Year[2]	**452.0**	107.8	**–**	–

Notes 1 to 40 form part of these financial statements and are to be read in conjunction therewith.

	Consolidated		PaperlinX Limited	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
(1) RECONCILIATION OF NET PROFIT AFTER INCOME TAX TO NET CASH FROM OPERATING ACTIVITIES				
Net profit after income tax	**132.1**	123.0	**57.3**	95.5
Depreciation of property, plant and equipment	**66.6**	62.4	**–**	–
Amortisation of leased assets	**0.1**	0.1	**–**	–
Amortisation of goodwill	**15.6**	10.3	**–**	–
Movement in net market value of standing timber	**–**	(0.6)	**–**	–
(Profits)/losses on disposal of non-current assets	**0.1**	2.3	**–**	–
Increase/(decrease) in current and deferred taxes	**14.1**	6.3	**0.2**	–
Increase/(decrease) in provisions	**(1.9)**	16.6	**–**	–
Movement in accrued and prepaid interest	**(1.2)**	7.4	**–**	–
Other non-cash	**(0.2)**	(3.0)	**–**	–
Cash Flows from Operations Before Changes in Assets and Liabilities and Significant Items	**225.3**	224.8	**57.5**	95.5
Changes in assets and liabilities excluding acquisitions/disposals of controlled entities and businesses:				
(Increase)/decrease in debtors, prepayments and other items	**14.8**	64.6	**45.3**	–
(Increase)/decrease in inventories	**(17.3)**	67.4	**–**	–
Increase/(decrease) in payables	**12.6**	(15.7)	**–**	–
Significant items paid	**(1.4)**	(1.7)	**–**	–
Net Cash from Operating Activities	**234.0**	339.4	**102.8**	95.5

(2) RECONCILIATION OF CASH

For the purposes of the Statements of Cash Flows, cash includes cash on hand and at bank and short-term money market investments, net of outstanding bank overdrafts. Cash as at 30 June 2003 as shown in the Statements of Cash Flows is reconciled to the related items in the Statements of Financial Position as follows:

	Consolidated 2003 $m	Consolidated 2002 $m	PaperlinX Limited 2003 $m	PaperlinX Limited 2002 $m
Cash – refer Note 7	**452.0**	112.9	**–**	–
Secured bank overdrafts – refer Note 16	**–**	(5.1)	**–**	–
	452.0	107.8	**–**	–

Notes 1 to 40 form part of these financial statements and are to be read in conjunction therewith.

NOTE 1. ACCOUNTING POLICIES

The following significant accounting policies have been applied by PaperlinX Limited and its controlled entities ("the consolidated entity"), having regard to their activities, in the preparation of the financial report.

(1) Accounting Standards

The consolidated entity adopts the currently applicable Australian Accounting Standards and disclosure requirements of the professional accounting bodies.

(2) Basis of Preparation of Accounts

The financial report is a general purpose financial report prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

The financial report has been prepared on the basis of historical costs except where stated otherwise, and does not take into account changing money values or current values of non-current assets.

(3) Consolidated Financial Statements

The consolidated financial statements comprise the financial statements of PaperlinX Limited being the parent entity and its controlled entities in accordance with Accounting Standard AASB 1024 (Consolidated Accounts). In preparing the financial statements all balances and transactions between entities included in the consolidated entity have been eliminated.

Controlled Entities

Investments in controlled entities are carried in the company's financial statements at the lower of cost and recoverable amount.

The financial statements of controlled entities are included from the date control commences until the date control ceases.

Dividends from controlled entities are recognised when they are declared.

Outside interests in the equity and results of the entities that are controlled by the consolidated entity are shown as a separate item in the consolidated financial statements.

Other Entities

Other investments are brought to account at the lower of cost or recoverable amount and dividend income is recognised in the Statements of Financial Performance when received.

(4) Revenue Recognition

Sales Revenue

Sales revenue comprises revenue earned (net of returns, discounts, allowances and the amount of goods and services tax) from the provision of products to entities outside the consolidated entity. Sales revenue is recognised when control of the goods has passed to the customer.

Services

Revenue from the provision of services is recognised when the service is provided.

Interest Income

Interest income is recognised as it accrues.

Asset Sales

The gross proceeds of asset sales are included as revenue of the consolidated entity. The profit or loss on disposal of assets is brought to account at the date the control of the asset passes to the buyer.

Dividends

Revenue from dividends from other investments is recognised when dividends are received.

(5) Taxation

General

The consolidated entity adopts the accounting policy for treatment of company income tax as set out in Accounting Standard AASB 1020 (Tax Effect Accounting) whereby the taxation benefits or liabilities, which arise due to differences between the time when items are taken up in the consolidated entity's financial statements and when they are to be taken up for income tax purposes, are shown either as a future income tax benefit or as a deferred income tax liability. The future income tax benefit and deferred income tax liability are taken up at the tax rates applicable to the periods in which they are expected to reverse.

The future income tax benefit relating to tax losses is not carried forward as an asset unless the benefit can be regarded as being virtually certain of realisation. These benefits will be brought to account as a reduction in income tax expense in the period in which they are recouped. The tax benefit of capital losses is not recognised unless realisation is virtually certain.

Capital Gains Tax

Capital gains tax, where applicable, is provided for in the period in which an asset is sold.

Goods and Services Tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the Australian Taxation Office (ATO). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as an expense item.

Receivables and payables are stated with the amount of GST included.

(5) Taxation (cont'd)

The net amount of GST payable to the ATO is included as a current liability in the Statements of Financial Position.

Cash flows are included in the Statements of Cash Flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

(6) Depreciation

Property, plant and equipment, excluding freehold land, are depreciated at rates based upon their expected useful lives using the straight-line method.

Depreciation rates used for each class of asset are as follows:

Land improvements: between 1% – 3% (2002 1% – 3%)

Buildings: between 1% – 4% (2002 1% – 4%)

Plant and equipment: between 4% – 20% (2002 4% – 20%)

Finance leases: between 4% – 20% (2002 4% – 20%)

Depreciation rates are reviewed annually for appropriateness. Depreciation and amortisation are expensed except to the extent they are included in the carrying amount of an asset as an allocation of production overheads.

(7) Employee Entitlements

Provisions

Provisions for employee entitlements such as wages, salaries, annual leave, sick leave and other current employee entitlements are calculated at nominal amounts to cover accumulated entitlements at balance date. Provisions for other employee entitlements which are not expected to be settled within 12 months are discounted using the rate, at balance date, attaching to those national government securities which most closely match the terms of maturity of the related entitlements.

Provisions relating to long service leave have been calculated to represent the present value of estimated future cash outflows discounted to balance date.

Provisions for employee entitlements include, where appropriate, forecast future increases in wages and salaries, grossed up for on-costs, and based on the consolidated entity's experience with staff departures.

Employee Share Plans

The consolidated entity maintains two employee share plans, the Employee Share Purchase Plan (ESPP) and the Employee Share Option Plan (ESOP). Shares and options issued in relation to the ESPP and the ESOP are detailed in Note 23.

Employee Share Purchase Plan

Eligibility to participate in the ESPP is based on each employee's service period. An employee is to have been employed continuously by the consolidated entity for a period of 12 months or more at the date the invitation to subscribe is made, unless determined to be eligible at the discretion of the directors. The number of shares offered and the issue price are determined at the discretion of the directors, subject to the satisfaction of performance criteria. The performance criteria relates to the growth in the profit after tax of the consolidated entity.

When issues relating to the ESPP are made, loans to assist in the purchase of shares will be shown as receivables. Shares are held in trust until the loan is fully paid. The loans can be repaid at any time and must be fully paid when an individual ceases to be employed by the consolidated entity.

Employee Share and Option Plan

Subject to the satisfaction of specified criteria, senior management of the consolidated entity may be offered a specified number of shares or options as part of their total remuneration, at the discretion of the directors. For incentive plans, there are two performance criteria. The performance criteria relate to the earnings per share and the total shareholder return of the consolidated entity. In accordance with the rules of the ESOP, shares and options may be issued upon such terms and conditions as determined by the directors. Further details are contained in the Directors' Report.

Shares

The shares are purchased "on market" and the value is expensed to profit over the measurement period of the specified performance criteria. The shares are held in trust until determination of the specified performance criteria.

Options

No expense to profit is recognised in the accounts at the time the options are granted under the ESOP. If exercised, the exercise price paid is recognised as equity.

Superannuation Funds

The consolidated entity contributes to employee superannuation funds. Contributions are charged against profit as and when they are incurred. Further information is set out in Note 34.

(8) Borrowing Costs

Interest and other financing charges are brought to account in determining profit for the year, except to the extent the interest incurred relates to major capital items in which case interest is capitalised as a cost of the asset up to the time it is ready for its intended use or sale.

For fixed assets, the capitalised interest and charges are amortised over the expected useful economic lives.

NOTE 1. ACCOUNTING POLICIES (cont'd)

(9) Property, Plant and Equipment

Depreciable property, plant and equipment are shown in the financial statements at cost less accumulated depreciation.

The carrying amounts of all property, plant and equipment are reviewed annually. If the carrying amount of an item of property, plant and equipment exceeds its recoverable amount, the asset is written down to the lesser amount. In assessing recoverable amounts of individual items, the relevant cash flows are not discounted to their present value.

An enterprise valuation, in which the relevant cash flows are discounted to their present value, is undertaken in assessing the recoverable amount of the consolidated entity.

(10) Inventories

Inventories are valued at the lower of cost (including an appropriate proportion of fixed and variable overheads) and net realisable value in the normal course of business.

(11) Foreign Currency Translation

Transactions

The consolidated entity is exposed to changes in foreign exchange rates as a consequence of the need to purchase items denominated in foreign currency as part of its activities. All material foreign currency transactions, which are not offset by a natural hedge, are subject to forward cover contracts and any exchange gains/losses arising from the effect of currency fluctuations on the underlying transactions are offset by the exchange gains/losses on the forward cover contract. As a result, such foreign currency transactions are not subject to movements in exchange rates.

Translation of Foreign Controlled Entities

The financial statements of foreign controlled entities which are classified as being financially and operationally independent are converted to Australian currency at balance date using the current rate method as set out in Accounting Standard AASB 1012 (Foreign Currency Translation). Any exchange gains/losses arising from the effect of currency fluctuations on these investments are taken directly to the exchange fluctuation reserve.

Any exchange gains/losses arising on transactions entered into to hedge the currency fluctuations on the net investment in foreign controlled entities are recorded, net of tax, directly in the exchange fluctuation reserve.

(12) Financial Instruments

The consolidated entity is exposed to changes in interest rates, foreign exchange rates and commodity prices from activities. The consolidated entity uses the following financial instruments to hedge these risks: interest rate swaps and forward exchange contracts. Financial instruments are not held for speculative purposes.

Financial Instruments included in Equity

Details of shares issued and options outstanding over ordinary shares at balance date are set out in Note 23.

Financial Instruments included in Liabilities

Liabilities are recognised for amounts to be paid in the future for goods and services received, whether or not billed to the consolidated entity.

Bank overdrafts, bank loans and other loans are carried at their principal amounts. Interest is charged as an expense as it accrues other than for amounts capitalised. Refer Note 1(8).

Financial Instruments included in Assets

Trade debtors are carried at nominal amounts due less any provision for doubtful debts. Collectability of overdue accounts is assessed on an ongoing basis. Specific provision is made for all doubtful accounts. A provision for doubtful debts is recognised when collection of the full nominal amount is no longer probable.

Receivables other than Trade Debtors are carried at nominal amounts due.

(13) Leased Assets

The consolidated entity adopts the provisions of Accounting Standard AASB 1008 (Accounting for Leases) in respect of leased assets.

Leases under which the consolidated entity assumes substantially all the risks and benefits of ownership are classified as finance leases. Other leases are classified as operating leases.

Operating Leases

Payments made under operating leases are expensed on a straight line basis over the term of the lease.

(14) Research and Development Expenditure

Expenditure on research and development is reported as a charge against operating profit in the year in which the expenditure is incurred.

(15) Goodwill

The consolidated entity recognises goodwill on acquisitions of controlled entities and businesses as required by Accounting Standard AASB 1013 (Accounting for Goodwill). Goodwill represents the excess of the purchase consideration plus incidental costs over the fair value of the identifiable net assets acquired.

All goodwill is amortised in equal instalments over the period of time during which the benefits are expected to arise but for a period not exceeding 20 years.

(15) Goodwill (cont'd)

The unamortised balance of goodwill is reviewed bi-annually and adjusted where it is considered that the carrying amount exceeds the expected future benefits.

(16) Provisions

A provision is recognised when there is a legal, equitable or constructive obligation as a result of a past event and it is probable that a future sacrifice of economic benefits will be required to settle the obligation, the timing or amount of which is uncertain.

Dividends

A provision for dividends payable is recognised in the reporting period in which the dividends are declared, for the entire undistributed amount, regardless of the extent to which they will be paid in cash.

Surplus Leased Premises

Provision is made for non-cancellable operating lease rentals payable on surplus lease premises when it is determined that no substantive future benefit will be obtained from its occupancy and sub-lease rentals are less.

Workers' Compensation

Provision is made for workers' compensation claims in accordance with self-insurance licences held. The amount of this provision is confirmed at each year end by an independent actuarial report.

(17) Earnings per Share

Basic earnings per share (EPS) is calculated by dividing the net profit attributable to members of the parent entity by the weighted average number of ordinary shares of the Company, adjusted for any bonus issue.

Diluted EPS is calculated by dividing the basic EPS earnings, adjusted by the after tax effect of financing costs associated with dilutive potential ordinary shares and the effect on revenues and expenses of conversion to ordinary shares associated with dilutive potential ordinary shares, by the weighted average number of ordinary shares and dilutive potential ordinary shares adjusted for any bonus issue.

(18) Revisions of Accounting Estimates

Revisions to accounting estimates are recognised prospectively in current and future periods only.

(19) Comparatives

Where necessary, comparative information has been reclassified to achieve consistency in disclosure with changes in presentation in the current year.

(20) Changes in Accounting Policy

(a) Foreign Currency Translation

The consolidated entity has applied the revised AASB 1012 (Foreign Currency Translation) for the first time from 1 July 2002.

For hedges of specific purchases or sales, the gains or costs on entering the hedge and the exchange differences up to the date of the purchase or sale are now deferred and recognised as assets or liabilities on the statements of financial position from the inception of the hedge contract, not when the specific purchase or sale occurs.

At 1 July 2002, the consolidated entity recognised the following in relation to foreign currency hedge contracts:

- deferred costs of $0.1 million
- deferred exchange gains of $0.8 million
- a net foreign currency receivable of $0.7 million

There was no impact on opening retained profits at 1 July 2002 and no impact on profit for the reporting period to 30 June 2003.

(b) Employee Benefits

The consolidated entity has applied the revised AASB 1028 (Employee Benefits) for the first time from 1 July 2002.

The liability for wages and salaries, annual leave and sick leave is now calculated using the remuneration rates the consolidated entity expects to pay as at each reporting date, not wage and salary rates current at reporting date.

The initial adjustments to the consolidated financial report as at 1 July 2002 as a result of this change are:

- $1.0 million decrease in opening retained profits
- $0.3 million increase in deferred tax assets
- $1.3 million increase in the current provision for employee benefits

As a result of this change in accounting policy, the provision for employee benefits increased by $1.3 million and income tax expense decreased by $0.3 million in the year ended 30 June 2003.

(c) Provisions, Contingent Liabilities and Contingent Assets

The consolidated entity has applied AASB 1044 (Provisions, Contingent Liabilities and Contingent Assets) for the first time from 1 July 2002.

Dividends are now recognised at the time they are declared, determined or publicly recommended. Previously, final dividends were recognised in the financial year to which they related, even though the dividends were announced after the end of that financial year.

The initial adjustments to the consolidated financial report as at 1 July 2002 as a result of this change are:

- $45.2 million increase in opening retained profits
- $45.2 million decrease in provision for dividends

There was no impact on profit for the reporting period to 30 June 2003.

	Consolidated	
	2003 $m (restated)	2002 $m (restated)
NOTE 1. ACCOUNTING POLICIES (cont'd)		
(d) Proforma restatement of retained profits, deferred tax assets, provision for dividends and current provision for employee benefits		
Restatement of deferred tax assets		
Balance at end of period – 2002 as previously reported	**40.2**	37.5
Effect of change in accounting policy	**–**	0.3
Restated balance at end of period	**40.2**	37.8
Restatement of provision for dividends		
Balance at end of period – 2002 as previously reported	**–**	45.2
Effect of change in accounting policy	**–**	(45.2)
Restated balance at end of period	**–**	–
Restatement of current provision for employee benefits		
Balance at end of period – 2002 as previously reported	**36.8**	34.6
Effect of change in accounting policy	–	1.3
Restated balance at end of period	**36.8**	35.9
Restatement of retained profits		
Reported retained profits at end of the previous period	**59.6**	28.3
Increase/(decrease) in retained profits due to change in accounting policy on adoption of:		
• Revised AASB 1028 "Employee Benefits"	**(1.0)**	(1.0)
• AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets"	**45.2**	45.0
Restated retained profits at beginning of the period	**103.8**	72.3
Restated net profit attributable to members of the parent entity	**132.1**	123.0
Aggregate of amounts transferred from reserves	–	(4.5)
Dividends paid	**(93.7)**	(87.0)
Restated balance at end of period	**142.2**	103.8

	Consolidated		PaperlinX Limited	
	2003	2002	2003	2002
	$m	$m	$m	$m
NOTE 2. REVENUE FROM ORDINARY ACTIVITIES				
Revenue from operating activities				
Sales of goods	**3,617.8**	2,960.6	**–**	–
Rendering of services:				
• Controlled entities	**–**	–	**5.2**	3.8
• Commissions	**10.3**	8.0	**–**	–
Total revenue from operating activities	**3,628.1**	2,968.6	**5.2**	3.8
Revenue from outside operating activities				
Government grants	**–**	2.8	**–**	–
Insurance proceeds	**5.2**	5.1	**–**	–
Rent	**0.9**	–	**–**	–
Other	**0.1**	–	**–**	–
	6.2	7.9	**–**	–
Net foreign exchange gains	**0.6**	–	**–**	–
Interest received/receivable:				
• Other	**2.2**	4.8	**–**	–
Dividends received/receivable:				
• Controlled entities	**–**	–	**55.5**	94.4
• Other	**0.3**	0.2	**–**	–
Proceeds on disposal of:				
• Non-current assets	**1.8**	4.9	**–**	–
• Businesses and controlled entities	**–**	200.0	**–**	–
	4.9	209.9	**55.5**	94.4
Total revenue from outside operating activities	**11.1**	217.8	**55.5**	94.4
Total Revenue from Ordinary Activities	**3,639.2**	3,186.4	**60.7**	98.2
NOTE 3. EXPENSES FROM ORDINARY ACTIVITIES				
Cost of sales	**2,853.2**	2,338.6	**–**	–
Distribution and warehousing expenses	**248.3**	182.0	**–**	–
Sales and marketing expenses	**127.0**	83.6	**–**	–
General and administration expenses[1]	**173.2**	359.4	**3.2**	2.6
Research and development expenses	**2.1**	2.9	**–**	–
Total Expenses from Ordinary Activities	**3,403.8**	2,966.5	**3.2**	2.6

(1) Included in general and administration expenses is the book value of non-current assets disposed of and the book value of businesses and controlled entities disposed of totalling $1.9 million (2002: $207.2 million)

	Consolidated		PaperlinX Limited	
	2003 $m	2002 $m	2003 $m	2002 $m
NOTE 4. PROFIT FROM ORDINARY ACTIVITIES BEFORE INCOME TAX				
(a) Profit from ordinary activities before income tax comprises the following:				
Profit from ordinary activities before depreciation, amortisation, net interest and income tax	**313.2**	285.9	**57.5**	95.6
Depreciation and amortisation	**(82.3)**	(72.8)	–	–
Profit from ordinary activities before net interest and income tax	**230.9**	213.1	**57.5**	95.6
Net interest	**(40.5)**	(36.2)	–	–
Profit from ordinary activities before income tax	**190.4**	176.9	**57.5**	95.6
(b) Profit from ordinary activities before income tax has been arrived at after (charging)/crediting:				
Depreciation:				
• land improvements	**(0.2)**	(0.3)	–	–
• buildings	**(6.3)**	(5.9)	–	–
• plant and equipment	**(60.1)**	(56.2)	–	–
	(66.6)	(62.4)	–	–
Amortisation:				
• leased assets	**(0.1)**	(0.1)	–	–
• goodwill	**(15.6)**	(10.3)	–	–
Total depreciation and amortisation	**(82.3)**	(72.8)	–	–
Borrowing costs:				
• Interest paid – other persons	**(42.7)**	(41.0)	–	–
Total interest expense	**(42.7)**	(41.0)	–	–
Other borrowing costs	**(2.3)**	(2.0)	–	–
Total borrowing costs	**(45.0)**	(43.0)	–	–
Net interest expense:				
• Interest expense	**(42.7)**	(41.0)	–	–
• Interest received – refer Note 2	**2.2**	4.8	–	–
Total net interest expense	**(40.5)**	(36.2)	–	–
Provisions:				
• Employee entitlements and directors' retiring allowances	**(18.2)**	(19.2)	–	–
• Doubtful debts	**(5.7)**	(5.1)	–	–
• Diminution in value of inventories	–	(1.7)	–	–
• Other	**(0.4)**	(12.3)	–	–
Total provisions	**(24.3)**	(38.3)	–	–

	Consolidated		PaperlinX Limited	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
NOTE 4. PROFIT FROM ORDINARY ACTIVITIES BEFORE INCOME TAX (cont'd)				
(b) Profit from ordinary activities before income tax has been arrived at after (charging)/crediting (cont'd):				
Movement in standing timber:				
• Change in net market value of standing timber	**–**	3.8	**–**	–
• Net market value of standing timber felled during the year	**–**	(3.2)	**–**	–
Net movement in standing timber	**–**	0.6	**–**	–
Lease rentals:				
• Operating leases	**(35.0)**	(37.1)	**–**	–
Bad debts written off:				
• Trade debtors	**–**	(0.5)	**–**	–
Net loss on disposal of property, plant and equipment	**(0.1)**	(0.6)	**–**	–
Net loss on disposal of controlled entities and businesses	**–**	(1.7)	**–**	–
Net foreign exchange losses	**–**	(3.1)	**–**	–
NOTE 5. INCOME TAX EXPENSE				
Prima facie income tax expense calculated at standard rates of tax on profit from ordinary activities	**(57.1)**	(53.1)	**(17.3)**	(28.7)
(Add)/deduct the tax effect of:				
• Tax rebate on dividends from investments	**0.1**	0.1	**16.7**	28.3
• Amortisation of goodwill	**(4.5)**	(3.3)	**–**	–
• Other	**3.1**	0.8	**0.4**	0.3
• Over provision in prior years	**0.1**	1.6	**–**	–
Total Income Tax Expense	**(58.3)**	(53.9)	**(0.2)**	(0.1)

The balance of the franking account of PaperlinX Limited as at 30 June 2003 was $6.6 million (2002: $11.7 million).

The balance of the consolidated franking account as at 30 June 2003 was $8.1 million (2002: $20.8 million). After taking into account the estimated income tax payable as at year end and the payment of dividend provided for at that date, where applicable, the balance of the consolidated franking account is estimated to be $6.4 million (2002: $0.8 million).

The balances of the franking accounts, as referred to above, are stated at a 30% tax rate.

From 1 July 2002, the New Business Tax System (Imputation) Act 2002 requires measurement of franking credits based on the amount of income tax paid, rather than on profits upon which tax has been paid. This change in the basis of measurement does not change the value of franking credits to shareholders who may be entitled to franking credit benefits.

The amount of franking credits available to shareholders disclosed as at 30 June 2003 has been measured under the new legislation and represents income tax paid amounts available to frank distributions. The balance disclosed as at 30 June 2002 has been measured under the legislation existing at 30 June 2002 and represents the after-tax profits able to be distributed fully franked at the current tax rate.

Comparative information has not been restated for this change in measurement. Had the comparative information been calculated on the new basis, the consolidated "franking credits available" balance as at 30 June 2002 would have been converted from $20.8 million to $8.9 million.

	Consolidated		PaperlinX Limited	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
NOTE 6. DIVIDENDS				
Interim dividend paid:				
• 13.5 cents per share paid on 25 March 2003, 70% franked at a 30% tax rate on fully paid shares	**48.5**	–	**48.5**	–
• 13 cents per share paid on 26 March 2002, 100% franked at a 30% tax rate on fully paid shares	–	42.0	–	42.0
Final dividend payable:				
• 14 cents per share payable on 19 September 2002, 75% franked at a 30% tax rate on fully paid shares	–	45.2	–	45.2
Final dividend paid:				
• 14 cents per share paid on 19 September 2002, 75% franked at a 30% tax rate on fully paid shares	**45.2**	–	**45.2**	–
	93.7	87.2	**93.7**	87.2

PaperlinX Limited has declared a dividend, at the date of this report, on ordinary shares payable 29 September 2003 – 14.0 cents per share, 50% franked at 30% tax rate on fully paid shares. This dividend has not been provided for in the accounts as at 30 June 2003.

It is expected that the interim dividend in respect of the year ending 30 June 2004 will be partially franked.

The change in accounting policy means that provisions for dividends are not recognised in the accounts from 1 July 2002 (refer Note 1 (20)). The column headed 2003 records the total dividends paid during the year ended 30 June 2003, comprising the interim dividend for the year ended 30 June 2003 and the final dividend for the year ended 30 June 2002. The column headed 2002 records the interim dividend paid during the year ended 30 June 2002 and the provision made for final dividend for the year ended 30 June 2002, which was subsequently paid in the year ended 30 June 2003.

	Consolidated 2003 $m	Consolidated 2002 $m	PaperlinX Limited 2003 $m	PaperlinX Limited 2002 $m
NOTE 7. CASH ASSETS				
Cash on hand and at bank	**153.6**	61.8	–	–
Deposits at call	**298.4**	51.1	–	–
Total Cash Assets	**452.0**	112.9	–	–
NOTE 8. CURRENT RECEIVABLES				
Trade debtors[1]	**583.3**	418.8	–	–
Provision for doubtful debts	**(15.4)**	(14.0)	–	–
Net trade debtors	**567.9**	404.8	–	–
Other debtors	**34.6**	12.6	–	45.2
Prepayments	**24.0**	10.0	–	–
Loans to executive directors, officers and employees in the full time employment of the companies:				
• Directors of controlled entities	–	0.2	–	–
• Other employees	**0.1**	0.1	–	–
Amounts owing from controlled entities	–	–	**12.8**	–
Total Current Receivables	**626.6**	427.7	**12.8**	45.2

(1) Credit terms for trade debtors vary across the consolidated entity.

	Consolidated		PaperlinX Limited	
	2003 $m	2002 $m	2003 $m	2002 $m
NOTE 9. INVENTORIES				
At cost:				
Raw materials and stores	**85.0**	97.2	–	–
Provision for diminution in value	**(7.2)**	(8.4)	–	–
Net raw materials and stores	**77.8**	88.8	–	–
Work in progress	**15.1**	19.4	–	–
Finished goods	**415.6**	360.3	–	–
Provision for diminution in value	**(12.6)**	(9.1)	–	–
Net finished goods	**403.0**	351.2	–	–
At net realisable value:				
Raw materials	**26.7**	–	–	–
Finished goods	**5.7**	1.9	–	–
Net realisable value	**32.4**	1.9	–	–
Total Inventories	**528.3**	461.3	–	–
NOTE 10. NON-CURRENT RECEIVABLES				
Loans to executive directors, officers and employees in the full time employment of the companies:(1)				
• Directors of PaperlinX Limited	**0.1**	0.1	**0.1**	0.1
• Directors of controlled entities	–	0.1	–	0.1
• Other employees	**2.3**	2.8	**2.0**	2.4
Other loans	–	2.4	–	–
Total Non-current Receivables	**2.4**	5.4	**2.1**	2.6

(1) Loans to executive directors, officers and employees in the full time employment of the consolidated entity are made in accordance with a scheme to provide financial assistance to enable executive directors and employees of the consolidated entity to purchase shares in PaperlinX Limited as approved by PaperlinX Limited shareholders. These loans are interest free and are reduced either by the dividends paid on the shares, so issued, or in certain instances in accordance with an agreed schedule of repayments, which does not exceed three years.

	Consolidated 2003 $m	Consolidated 2002 $m	PaperlinX Limited 2003 $m	PaperlinX Limited 2002 $m
NOTE 11. OTHER FINANCIAL ASSETS				
Shares in controlled entities (refer Note 35):				
• At cost	–	–	**1,549.8**	1,549.8
Total investment in shares in controlled entities	–	–	**1,549.8**	1,549.8
Shares in other companies:				
– Not listed on stock exchanges:				
• At cost	**2.0**	1.5	–	–
Total investment in other companies	**2.0**	1.5	–	–
Total Other Financial Assets	**2.0**	1.5	**1,549.8**	1,549.8

	Consolidated		PaperlinX Limited	
	2003 $m	2002 $m	2003 $m	2002 $m
NOTE 12. PROPERTY, PLANT AND EQUIPMENT				
Land[1]:				
• At cost	**16.4**	14.8	–	–
Total land	**16.4**	14.8	–	–
Land improvements[1]:				
• At cost	**6.8**	6.8	–	–
Accumulated depreciation	**(0.8)**	(0.6)	–	–
Total net land improvements	**6.0**	6.2	–	–
Buildings[1]:				
• At cost	**198.1**	191.8	–	–
Accumulated depreciation	**(26.6)**	(18.8)	–	–
Total net buildings	**171.5**	173.0	–	–
Plant and equipment:				
• At cost	**1,586.7**	1,519.2	–	–
Accumulated depreciation	**(701.2)**	(642.3)	–	–
Total net plant and equipment	**885.5**	876.9	–	–
Leased assets:				
• Finance leases	**0.2**	0.5	–	–
Accumulated amortisation	**(0.1)**	(0.3)	–	–
Total net leased assets	**0.1**	0.2	–	–
Total Property, Plant and Equipment	**1,079.5**	1,071.1	–	–

(1) An independent valuation, as at June 2003, of the consolidated entity's land, land improvements and buildings was undertaken on a fair value basis, being the amount for which assets could be exchanged between knowledgeable and willing parties in an arm's length transaction, having regard to the highest and best use of the asset for which other parties would be willing to pay.

The independent valuation of land, land improvements and buildings as at June 2003 was $205.0 million as compared to a net book value of $193.9 million.

As land, land improvements and buildings are recorded at cost, the valuation has not been brought into account.

The reconciliation of the movement in each class of property, plant and equipment is as follows:				
Land:				
Balance at beginning of year	**14.8**	40.7	–	–
Additions[2]	–	0.1	–	–
Disposals[3]	**(0.2)**	–	–	–
Acquisition of controlled entities[4]	**2.2**	–	–	–
Disposal of controlled entities[5]	–	(25.8)	–	–
Foreign currency movements	**(0.4)**	(0.2)	–	–
Balance at end of year	**16.4**	14.8	–	–

	Consolidated		PaperlinX Limited	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
NOTE 12. PROPERTY, PLANT AND EQUIPMENT (cont'd)				
Land improvements:				
Balance at beginning of year	**6.2**	13.7	–	–
Additions[2]	–	0.5	–	–
Depreciation	**(0.2)**	(0.3)	–	–
Disposal of controlled entities[5]	–	(7.7)	–	–
Balance at end of year	**6.0**	6.2	–	–
Buildings:				
Balance at beginning of year	**173.0**	177.5	–	–
Additions[2]	**0.8**	1.1	–	–
Disposals[3]	**(0.5)**	(0.7)	–	–
Depreciation	**(6.3)**	(5.9)	–	–
Acquisition of controlled entities[4]	**9.8**	–	–	–
Disposal of controlled entities[5]	–	(0.8)	–	–
Transfers	**1.0**	–	–	–
Foreign currency movements	**(6.3)**	1.8	–	–
Balance at end of year	**171.5**	173.0	–	–
Plant and equipment:				
Balance at beginning of year	**876.9**	880.7	–	–
Additions[2]	**56.0**	66.9	–	–
Disposals[3]	**(1.2)**	(4.8)	–	–
Depreciation	**(60.1)**	(56.2)	–	–
Acquisition of controlled entities[4]	**16.6**	0.2	–	–
Disposal of controlled entities[5]	–	(6.0)	–	–
Transfers	**(1.5)**	–	–	–
Foreign currency movements	**(1.2)**	(3.9)	–	–
Balance at end of year	**885.5**	876.9	–	–
Leased assets:				
Balance at beginning of year	**0.2**	0.7	–	–
Amortisation	**(0.1)**	(0.1)	–	–
Disposal of controlled entities[5]	–	(0.2)	–	–
Foreign currency movements	–	(0.2)	–	–
Balance at end of year	**0.1**	0.2	–	–

(2) The total additions included above are $56.8 million (2002: $68.6 million).

(3) The total disposals included above are $1.9 million (2002: $5.5 million).

(4) The total acquisitions of controlled entities included above are $28.6 million (2002: $0.2 million).

(5) The total disposals of controlled entities included above are $nil (2002: $40.5 million).

	Consolidated		PaperlinX Limited	
	2003 $m	2002 $m	2003 $m	2002 $m
NOTE 13. INTANGIBLE ASSETS				
Goodwill at cost	**288.7**	200.0	**–**	–
Accumulated amortisation	**(40.9)**	(28.7)	**–**	–
Total Intangible Assets	**247.8**	171.3	**–**	–
NOTE 14. DEFERRED TAX ASSETS				
Future income tax benefits[1]	**40.2**	37.5	**–**	–
Total Deferred Tax Assets	**40.2**	37.5	**–**	–

(1) Included in the above future income tax benefits of the consolidated entity is $2.2 million (2002: $0.3 million) relating to accumulated tax losses.

Potential further future income tax benefits of the consolidated entity relating to accumulated tax losses at balance date of $nil (2002: $nil) are not included in the above.

	Consolidated		PaperlinX Limited	
	2003 $m	2002 $m	2003 $m	2002 $m
NOTE 15. CURRENT PAYABLES				
Trade creditors[1]	**354.3**	274.2	**–**	–
Other creditors	**107.7**	71.1	**1.7**	–
Amounts owing to controlled entities	**–**	–	**–**	398.8
Total Current Payables	**462.0**	345.3	**1.7**	398.8

(1) Credit terms for trade creditors vary across the consolidated entity.

	Consolidated		PaperlinX Limited	
	2003 $m	2002 $m	2003 $m	2002 $m
NOTE 16. CURRENT INTEREST BEARING LIABILITIES				
Secured interest bearing liabilities:				
• Bank overdrafts[1]	**–**	5.1	**–**	–
Unsecured interest bearing liabilities:				
• Bank loans[2]	**42.0**	37.7	**–**	–
• Other loans	**1.2**	0.7	**–**	–
Lease liabilities	**0.1**	0.1	**–**	–
Total Current Interest Bearing Liabilities	**43.3**	43.6	**–**	–

(1) The consolidated entity has committed bank overdraft facilities to a maximum of $30.2 million (2002: $10.7 million). As at 30 June 2003, the unused portions of the facilities were $30.2 million (2002: $5.6 million). The bank overdrafts are payable on demand and are subject to annual review.

(2) Relates to the following bank borrowings:

- *$5.9 million (2002: $18.4 million) drawn under a SGD 27 million facility maturing in January 2004*
- *$25.8 million (2002: $19.3 million) drawn under a NZD 45 million facility maturing in September 2003*
- *$1.5 million (2002: $nil) drawn under a MYR 12.0 million facility maturing in August 2003*
- *$6.8 million (2002: $nil) drawn under a EUR 6.8 million facility maturing in November 2003*
- *$2.0 million (2002: $nil) borrowed at call*

These amounts will be repaid from other undrawn facilities and proceeds from operations.

	Consolidated		PaperlinX Limited	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
NOTE 17. CURRENT TAX LIABILITIES				
Income tax	**12.1**	13.0	**0.2**	–
Total Current Tax Liabilities	**12.1**	13.0	**0.2**	–
NOTE 18. CURRENT PROVISIONS				
Dividend payable[1]	**–**	45.2	**–**	45.2
Employee entitlements	**36.8**	34.6	**–**	–
Other provisions[2]	**12.4**	20.2	**–**	–
Total Current Provisions	**49.2**	100.0	**–**	45.2
(1) The reconciliation of the movement in the provision for dividend payable is as follows:				
Balance at beginning of year	***45.2***	*45.0*	***45.2***	*45.0*
Provided during the year	***48.5***	*87.2*	***48.5***	*87.2*
Paid during the year – cash	***(93.3)***	*(86.7)*	***(93.3)***	*(86.7)*
Paid during the year – non-cash	***(0.4)***	*(0.3)*	***(0.4)***	*(0.3)*
Balance at end of year	**–**	*45.2*	**–**	*45.2*
(2) The reconciliation of the movement in the other provisions is as follows:				
Balance at beginning of year	***20.2***	*17.4*	**–**	–
Provided during the year	***0.2***	*12.3*	**–**	–
Paid during the year	***(10.6)***	*(6.3)*	**–**	–
Transfers	***0.8***	*(3.1)*	**–**	–
Foreign currency movements	***1.8***	*(0.1)*	**–**	–
Balance at end of year	***12.4***	*20.2*	**–**	–
NOTE 19. NON-CURRENT PAYABLES				
Other creditors	**20.6**	1.4	**–**	–
Total Non-current Payables	**20.6**	1.4	**–**	–

	Consolidated		PaperlinX Limited	
	2003 $m	2002 $m	2003 $m	2002 $m
NOTE 20. NON-CURRENT INTEREST BEARING LIABILITIES				
Unsecured interest bearing liabilities:				
• Bank loans(1)	**392.0**	219.0	–	–
• USD notes(2)	**83.8**	99.2	–	–
• CAD notes(3)	**77.3**	82.5	–	–
Lease liabilities	–	0.1	–	–
Total Non-current Interest Bearing Liabilities	**553.1**	400.8	–	–
Reconciliation of Consolidated Net Interest Bearing Liabilities				
Current interest bearing liabilities – refer Note 16	**43.3**	43.6		
Non-current interest bearing liabilities – refer Note 20	**553.1**	400.8		
Total interest bearing liabilities	**596.4**	444.4		
Cash assets – refer Note 7	**(452.0)**	(112.9)		
Net interest bearing liabilities	**144.4**	331.5		

(1) Relates to the following bank borrowings:

- *$390.0 million (2002: $219.0 million) drawn under a USD 400 million facility maturing USD 300 million in October 2005 and USD 100 million in October 2007. This facility replaced a $600 million multi-currency facility. Drawings under this facility incur interest at BBSY plus an applicable credit margin*
- *$2.0 million (2002: $nil) drawn under a MYR 5.0 million facility maturing in July 2005*

(2) Relates to $83.8 million (2002: $99.2 million), being USD 56 million of Senior Unsecured Notes, maturing 2017 at 7.88%, repayments are in equal instalments from 2011 to 2017.

(3) Relates to $77.3 million (2002: $82.5 million), being CAD 21 million Senior Unsecured Notes, maturing 2012 at 7.59%, repayments are in equal instalments from 2006 to 2012, and CAD 49 million Senior Unsecured Notes, maturing 2017 at 8.01%, repayments are in equal instalments from 2011 to 2017.

	2003 $m	2002 $m	2003 $m	2002 $m
NOTE 21. DEFERRED TAX LIABILITIES				
Deferred income tax	**154.5**	132.9	–	–
Total Deferred Tax Liabilities	**154.5**	132.9	–	–

	Consolidated		PaperlinX Limited	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
NOTE 22. NON-CURRENT PROVISIONS				
Employee entitlements[1]	**30.9**	30.5	**–**	–
Other provisions[2]	**6.9**	8.1	**–**	–
Total Non-current Provisions	**37.8**	38.6	**–**	–

(1) Included in the above employee entitlements of the consolidated entity are provisions relating to directors' retiring allowances of $1.0 million (2002: $0.6 million), which are disclosed in detail in the Directors' Report. These provisions only relate to non-executive directors of PaperlinX Limited and are in accordance with the company's Constitution and with agreements between the company and individual directors. No liability exists for directors' retiring allowances in respect of directors in the full time employment of PaperlinX Limited or its controlled entities.

The aggregate provision for employee entitlements at balance date is:

Current – refer Note 18	***36.8***	*34.6*	**–**	–
Non-current – refer Note 22	***30.9***	*30.5*	**–**	–
Total Provision for Employee Entitlements	***67.7***	*65.1*	**–**	–

(2) Included in the above other provisions of the consolidated entity are provisions relating to surplus leased premises and self-insurance for workers compensation in Tasmania and Victoria.

The reconciliation of the movement in other provisions is as follows:

Balance at beginning of year	***8.1***	*5.5*	**–**	–
Provided during the year	***0.2***	*0.6*	**–**	–
Paid during the year	**–**	*(0.2)*	**–**	–
Transfers	***(1.4)***	*2.2*	**–**	–
Balance at end of year	***6.9***	*8.1*	**–**	–
The aggregate other provisions at balance date is:				
Current – refer Note 18	***12.4***	*20.2*	**–**	–
Non-current – refer Note 22	***6.9***	*8.1*	**–**	–
Total Other Provisions	***19.3***	*28.3*	**–**	–

	Consolidated		PaperlinX Limited	
	2003 $m	2002 $m	2003 $m	2002 $m
NOTE 23. CONTRIBUTED EQUITY				
Issued and paid-up share capital				
411,363,158 ordinary shares (2002: 322,732,537 ordinary shares)	**1,541.3**	1,140.9	**1,541.3**	1,140.9
Total Contributed Equity	**1,541.3**	1,140.9	**1,541.3**	1,140.9
Movement in ordinary share capital:				
Balance at beginning of year	**1,140.9**	1,137.0	**1,140.9**	1,137.0
26,041,667 shares issued at $4.80 pursuant to an institutional placement of shares as part of the funding of the acquisition of The Paper Company Ltd	**125.0**	–	**125.0**	–
10,411,910 shares issued at $4.80 pursuant to a share purchase plan as part of the funding of the acquisition of The Paper Company Ltd	**50.0**	–	**50.0**	–
53,600,000 shares issued at $4.46 pursuant to an institutional placement of shares as part of the funding for the proposed acquisition of the Paper Merchanting Division of the Buhrmann NV Group	**239.0**	–	**239.0**	–
1,750,456 shares cancelled at an average price of $5.03 pursuant to a share buy back	**(8.8)**	–	**(8.8)**	–
320,000 (2002: 450,000) shares issued at $3.13 each pursuant to options exercised	**1.0**	1.4	**1.0**	1.4
Nil (2002: 629,200 shares issued at an average price of $2.86 each) pursuant to the Employee Share Purchase Plan	**–**	1.8	**–**	1.8
Nil (2002: 125,000) shares issued at $3.32 each pursuant to options exercised	**–**	0.4	**–**	0.4
7,500 (2002: 77,500) shares issued at $4.12 each pursuant to options exercised	**–**	0.3	**–**	0.3
Share issue expenses	**(5.8)**	–	**(5.8)**	–
Balance at end of year	**1,541.3**	1,140.9	**1,541.3**	1,140.9

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders' meetings.

In the event of winding up of PaperlinX Limited, ordinary shareholders rank after all other shareholders and creditors and are fully entitled to any proceeds of liquidation.

NOTE 23. CONTRIBUTED EQUITY (cont'd)

Shares

During the prior year, PaperlinX Limited issued employee shares at a discount to the market price on the date of the issue, in accordance with the terms of the Employee Share Purchase Plan as approved by shareholders. Each of the share plan issues is issued at varying discount rates in order to comply with the local legislative requirements. The issues in each country are approximately equivalent in value to the employee.

The granting of employee shares is generally subject to specific performance criteria being achieved – refer Note 1(7).

- Employee Share Purchase Plan

  In the year ended 30 June 2003, no shares were issued pursuant to the Employee Share Purchase Plan.

  In the year ended 30 June 2002, the following issues were made:

  485,800 shares issued to employees in Australia at a discount of 40%,

  33,000 shares to employees in the USA at a discount of 40%,

  21,480 shares to employees in California USA at a discount of nil%,

  14,320 shares to employees in California USA at a discount of 100%,

  52,200 shares to employees in Canada at a discount of 40%, and

  22,400 shares to employees in New Zealand at a discount of 75%.

- Long Term Incentive Plan

  In the year ended 30 June 2003, no shares were issued pursuant to the Long Term Incentive Plan.

  In the year ended 30 June 2002, 118,750 shares were issued to the Managing Director, for nil consideration, pursuant to the Long Term Incentive Plan.

  On 25 November 2002 and 27 November 2002 for the purposes of the senior executive's long term incentive plan, PaperlinX Limited purchased 810,000 shares and 290,000 shares respectively, "on market" at a cost of $5.3 million, which is being expensed over the applicable measurement period of the specified performance criteria. Further details are contained in the Directors' Report. The shares are held in trust until determination of the specified performance criteria. The voting rights attached to the shares are held by the trust, the dividends attached to the shares are distributable to the individual employee at the discretion of the trust. During the year $1.3 million was expensed, with the remainder of $4.0 million recorded in the balance sheet at 30 June 2003. The shares have an aggregate fair value of $5.0 million at 30 June 2003.

- Exercise of Options

  During the year, 320,000 options over shares, which had been granted on 14 April 2000 at an exercise price of $3.13, were exercised between 6 May 2003 and 15 May 2003. The market price of the shares was between $5.04 and $5.15. In addition, 7,500 options over shares, which had been granted on 13 September 2001 at an exercise price of $4.12, were exercised on 29 August 2002 by an employee upon cessation of employment. This resulted in the aggregate issue of 327,500 shares.

NOTE 23. CONTRIBUTED EQUITY (cont'd)

Options

The granting of employee incentive options is subject to specific performance criteria being achieved – refer Note 1(7).

During the year, PaperlinX Limited granted options over ordinary shares as follows:

- Employee Share Option Plan

  220,000 options over 220,000 ordinary shares at an exercise price of $5.13 per option, which was the average price for the five days of trading on the Australian Stock Exchange prior to the grant date of 20 September 2002.

  150,000 options over 150,000 ordinary shares at an exercise price of $4.76 per option, which was the average price for the five days of trading on the Australian Stock Exchange prior to the grant date of 18 June 2003.

  During the prior year, PaperlinX Limited granted options over ordinary shares as follows:

- Employee Share Option Plan

  390,100 options over 390,100 ordinary shares at an exercise price of $4.12 per option, which was the average price for the five days of trading on the Australian Stock Exchange prior to the grant date of 13 September 2001.

  240,000 options over 240,000 ordinary shares at an exercise price of $4.18 per option, which was the average price for the five days of trading on the Australian Stock Exchange prior to the grant date of 24 August 2001.

At reporting date, there are 2,522,600 (2002: 2,480,100) unissued shares of PaperlinX Limited which are under option whose exercise is subject to the satisfaction of the terms of the option agreements. The options cannot be exercised for three years from the date of being granted, except on termination of employment, in which case they must be exercised within 30 days of the termination date. The details of the options on issue are as follows:

610,000 (2002: 930,000)	at	$3.13 at the grant date of 14 April 2000
282,500 (2002: 282,500)	at	$3.32 at the grant date of 20 November 2000
715,000 (2002: 715,000)	at	$3.50 at the grant date of 19 April 2001
305,100 (2002: 312,600)	at	$4.12 at the grant date of 13 September 2001
240,000 (2002: 240,000)	at	$4.18 at the grant date of 24 August 2001
220,000 (2002: nil)	at	$5.13 at the grant date of 20 September 2002
150,000 (2002: nil)	at	$4.76 at the grant date of 18 June 2003

Share buy-back

During the year, PaperlinX Limited completed the buy back of 1,750,456 ordinary shares over various dates, representing 0.5% of the weighted average number of shares on issue during the year.

The consideration of $8.8 million reduced share capital.

The share buy-back of up to 10 million shares was announced on 4 December 2002 as part of the active management of the capital base of the company in order to enhance shareholders' returns. It was funded with cash that had been generated in excess of the company's needs at the time, largely through its focused working capital management programme.

	Consolidated		PaperlinX Limited	
	2003 $m	2002 $m	**2003** $m	2002 $m
NOTE 24. RESERVES				
Asset Revaluation				
Balance at beginning of year	**8.8**	8.8	–	–
Balance at end of year	**8.8**	8.8	–	–
Exchange Fluctuation				
Balance at beginning of year	**3.7**	3.5	–	–
Exchange fluctuation on translation of overseas controlled entities	**(49.9)**	(4.3)	–	–
Transfer from retained profits, amounts now realised	–	4.5	–	–
Balance at end of year	**(46.2)**	3.7	–	–
Total Reserves	**(37.4)**	12.5	–	–

Nature and purpose of reserves

Asset revaluation

The asset revaluation reserve includes the net revaluation increments and decrements arising from the revaluation of non-current assets in accordance with AASB 1041. The reserve is now not available for future asset write-downs as a result of using the deemed cost election for land, land improvements and buildings pursuant to AASB 1041.

Exchange fluctuation

The exchange fluctuation reserve records the foreign currency differences arising from the translation of the financial statements of foreign controlled entities, which are classified as being financially and operationally independent, and the impact of transactions that hedge the company's net investment in a foreign operation net of tax. Refer to Note 1(11).

	Consolidated		PaperlinX Limited	
	2003 $m	2002 $m	**2003** $m	2002 $m
NOTE 25. RETAINED PROFITS				
Balance at beginning of year	**59.6**	28.3	**12.7**	4.4
Net effect on initial adoption of:				
• Revised AASB 1028 (Employee Benefits)	**(1.0)**	–	–	–
• AASB 1044 (Provisions, Contingent Liabilities and Contingent Assets)	**45.2**	–	**45.2**	–
Net profit attributable to members of PaperlinX Limited	**132.1**	123.0	**57.3**	95.5
Transfer to exchange fluctuation reserve amounts now realised	–	(4.5)	–	–
Dividends provided for	–	(45.2)	–	(45.2)
Dividends paid	**(93.7)**	(42.0)	**(93.7)**	(42.0)
Total Retained Profits	**142.2**	59.6	**21.5**	12.7
NOTE 26. OUTSIDE EQUITY INTERESTS IN CONTROLLED ENTITIES				
Contributed equity	**0.1**	0.1	–	–
Total Outside Equity Interests in Controlled Entities	**0.1**	0.1	–	–
NOTE 27. CAPITAL EXPENDITURE COMMITMENTS				
Capital expenditure contracted but not provided for:				
• Not later than one year	**5.4**	15.9	–	–
• Later than one year but not later than five years	**0.3**	3.1	–	–
Total Capital Expenditure Commitments	**5.7**	19.0	–	–

	Consolidated		PaperlinX Limited	
	2003 $m	2002 $m	2003 $m	2002 $m
NOTE 28. LEASE COMMITMENTS				
Finance Lease Liability				
Lease expenditure contracted and provided for:				
• Not later than one year	**0.1**	0.1	–	–
• Later than one year but not later than five years	–	0.1	–	–
Minimum lease payments	**0.1**	0.2	–	–
Less: Future finance charges	–	–	–	–
Total Finance Lease Liability	**0.1**	0.2	–	–
Current lease liabilities – refer Note 16	**0.1**	0.1	–	–
Non-current lease liabilities – refer Note 20	–	0.1	–	–
Total Finance Lease Liability	**0.1**	0.2	–	–

The consolidated entity enters into finance leases from time to time in relation to plant and equipment. At the end of the lease term, the consolidated entity has the option to purchase the plant and equipment at a price established at the time of entering the lease.

Some leases involve lease payments comprising a base amount plus an incremental contingent rental. Contingent rentals are based on the relevant index, as detailed in the lease agreement.

	2003 $m	2002 $m	2003 $m	2002 $m
Operating Lease Commitments				
Lease expenditure contracted but not provided for:				
• Not later than one year	**49.4**	37.8	–	–
• Later than one year but not later than five years	**120.0**	96.6	–	–
• Later than five years	**73.1**	61.9	–	–
Total Operating Lease Commitments	**242.5**	196.3	–	–

The consolidated entity enters into operating leases from time to time in relation to property, plant and equipment. The major component relates to the leases of buildings. Leases generally provide the consolidated entity with a right of renewal at which time all terms are renegotiated.

Lease payments comprise a base amount plus an incremental contingent rental. Contingent rentals are based on the relevant index or operating criteria.

	2003 $m	2002 $m	2003 $m	2002 $m
NOTE 29. OTHER EXPENDITURE COMMITMENTS				
Expenditure contracted but not provided for covering supplies and services to be provided:				
• Not later than one year	**49.6**	46.9	–	–
• Later than one year but not later than five years	**108.8**	114.6	–	–
• Later than five years	**257.4**	279.5	–	–
Total Other Expenditure Commitments	**415.8**	441.0	–	–

	Consolidated		PaperlinX Limited	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
NOTE 30. CONTINGENT LIABILITIES				
Contingent liabilities arising in respect of:				
Related bodies corporate:				
• Bank guarantees (trade)	**2.5**	2.5	–	–
• Bank guarantees (acquisition)	**44.3**	373.0	**44.3**	373.0
• Loan guarantees	**–**	–	**161.1**	181.7
Total Contingent Liabilities	**46.8**	375.5	**205.4**	554.7

The bank guarantees (trade), the beneficiaries of which are third parties, are in relation to the importation of products.

At 30 June 2002, the bank guarantees (acquisition), the beneficiary of which was Bunzl plc, related to the acquisition of the UK based Bunzl Fine Paper Ltd for GBP 138.0 million. This guarantee expired on 2 July 2002, after the required cash settlement was made.

At 30 June 2003, the bank guarantees (acquisition), the beneficiary of which is Bunzl plc, relate to two bank guarantees that were taken out post 2 July 2002 for GBP 10.0 million and GBP 8.0 million, respectively. These amounts are equal to the deferred settlement payments, with the bank guarantees expiring on 7 July 2003 and 5 July 2004 respectively. The guarantee of GBP 10.0 million expired on 1 July 2003, after the required cash settlement was made.

The loan guarantees of $161.1 million relate to the $83.8 million (USD 56.0 million) and $77.3 million (CAD 70.0 million) Senior Unsecured Notes, issued by subsidiary companies. Refer Note 20.

In respect of environmental liabilities, the consolidated entity has provided in the accounts to complete the rehabilitation of one site that is no longer used. In addition, capital expenditure is incurred annually to enhance environmental performance. There can be no assurance that material new expenditure will not be required as a result of new information or regulatory requirements with respect to known sites or identification of new remedial obligations at other sites.

Under the terms of the ASIC Class Order 98/1418 dated 13 August 1998 (as amended), which relieved certain wholly owned Australian subsidiaries from the requirement to prepare audited financial statements, PaperlinX Limited and certain subsidiaries have entered into approved deeds for the cross guarantee of liabilities with those subsidiaries identified in Note 35.

	Consolidated 2003 $m	Consolidated 2002 $m	PaperlinX Limited 2003 $m	PaperlinX Limited 2002 $m
NOTE 31. AUDITORS' REMUNERATION				
Amounts received or due and receivable for audit services by:				
• Auditors of the company	**1.864**	1.371	**–**	–
Amounts received or due and receivable for other services by:				
• Auditors of the company				
Other assurance services	**0.100**	0.517	**–**	–
Taxation services	**0.181**	0.172	**–**	–
Other services	**0.037**	0.016	**–**	–

The auditors of the company are KPMG. From time to time KPMG provides other services to the company, which are subject to the corporate governance procedures adopted by the company which encompass the restriction of non-audit services provided by the auditor of the company, the selection of service providers and the setting of their remuneration. The guidelines adopted by KPMG for the provision of other services ensure their statutory independence is not compromised. In the current year, the company has engaged the services of PricewaterhouseCoopers, and Ernst & Young to perform a variety of assignments except statutory audits.

	Consolidated		PaperlinX Limited	
	2003 $m	2002 $m	2003 $m	2002 $m
NOTE 32. REMUNERATION OF DIRECTORS AND EXECUTIVES				
Remuneration of Directors				
Amounts paid or payable or otherwise made available to directors	**4.458**	4.023	–	–
Number of directors of the company whose income from the company or any related party falls within the following bands:				
$	No.	No.	No.	No.
120,000 – 129,999	**3**	4	–	–
130,000 – 139,999	–	1	–	–
140,000 – 149,999	**2**	–	–	–
340,000 – 349,999	–	1	–	–
360,000 – 369,999	**1**	–	–	–
690,000 – 699,999	–	1	–	–
740,000 – 749,999	**1**	–	–	–
910,000 – 919,999	–	1	–	–
940,000 – 949,999	**1**	–	–	–
1,420,000 – 1,429,999	–	1	–	–
1,740,000 – 1,749,999	**1**	–	–	–

The expense associated with the provision relating to non-executive directors' retiring allowances is included in the above aggregate amount and the individual bands. The comparative information has been restated to reflect this.

The cost of shares purchased on the market for the senior executive long term incentive plan are expensed to profit and included in the table above. The comparative information has been restated to reflect this.

The shares issued to the Managing Director will be issued from equity as approved at the Annual General Meeting held 23 October 2000.

A full analysis of the components of the remuneration of individual directors is contained in the Directors' Report.

	Consolidated		PaperlinX Limited	
	2003	2002	2003	2002
	$m	$m	$m	$m
Remuneration of Executives				
Amounts received or due and receivable from the company, entities in the consolidated entity or related parties by executive officers	**7.037**	8.178	–	–
Number of executive officers, including executive directors, whose remuneration was within the following bands:				
$	No.	No.	No.	No.
280,000 – 289,999	–	1	–	–
440,000 – 449,999	–	1	–	–
450,000 – 459,999	–	1	–	–
500,000 – 509,999	**1**	–	–	–
600,000 – 609,999	–	1	–	–
640,000 – 649,999	**1**	–	–	–
690,000 – 699,999	–	1	–	–
720,000 – 729,999	–	1	–	–
730,000 – 739,999	**1**	–	–	–
740,000 – 749,999	**1**	–	–	–
750,000 – 759,999[1]	–	1	–	–
850,000 – 859,999	**1**	–	–	–
860,000 – 869,999	**1**	1	–	–
910,000 – 919,999	–	1	–	–
940,000 – 949,999	**1**	–	–	–
1,000,000 – 1,009,999[1]	–	1	–	–
1,420,000 – 1,429,999	–	1	–	–
1,740,000 – 1,749,999	**1**	–	–	–

(1) These amounts relate to senior executives who left prior to 30 June 2002 and include termination payments.

The cost of shares purchased "on market" for the senior executive long term incentive plan are expensed to profit and included in the table above. The comparative information has been restated to reflect this.

The shares issued to the Managing Director will be issued from equity as approved at the Annual General Meeting held 23 October 2000.

No amount has been included in the above remuneration for options issued during the year.

A full analysis of the components of the remuneration of individual executives is contained in the Directors' Report.

NOTE 33. SEGMENT REPORTING

Business Segments

The consolidated entity comprises the following main business segments, based on the consolidated entity's management reporting system.

Segment	Description of Operations
Merchanting and Paper Trading	International paper merchant and paper trader supplying the printing and publishing industry and office supplies.
Communication Papers	Manufacture of office papers, graphic papers, converting papers and other speciality and coated papers.
Packaging Papers	Manufacture of high performance packaging papers and industrial papers. Products include kraft liners, sack, kraft and light weight bag and industrial papers, sold predominantly to converting customers.
Corporate and Other	Includes businesses divested, stationery, converting and corporate costs. The proceeds received in relation to businesses divested are disclosed as unallocated revenue.

Geographic Segments

The consolidated entity comprises the following main geographic segments. In presenting the information on the basis of geographic segments, segment sales are based on geographic location of customers. Segment assets are based on the geographic location of the assets.

Segment	Description of Operations
Australia	Manufacture of communication papers and packaging papers, paper merchanting and paper trading.
New Zealand	Paper merchanting and paper trading.
North America	Paper merchanting and paper trading.
Europe	Paper merchanting and paper trading.
Asia	Paper merchanting and paper trading.

	Consolidated				
	Segment Result[3] $m	Segment Sales $m	Segment Other Revenue[4] $m	Total Segment Revenue $m	Segment Assets $m
NOTE 33. SEGMENT REPORTING (cont'd)					
For the year ended 30 June 2003					
Business Segments					
Merchanting and Paper Trading	**92.0**	**2,966.8**	**6.8**	**2,973.6**	**1,361.1**
Communication Papers	**108.4**	**787.5**	**2.1**	**789.6**	**894.4**
Packaging Papers	**53.9**	**275.6**	**2.9**	**278.5**	**296.5**
Corporate and Other	**(23.4)**	**110.1**	**4.7**	**114.8**	**386.6**
Profit before net interest and income tax	**230.9**				
Net interest[1]	**(40.5)**				
Profit before income tax	**190.4**				
Income tax expense[1]	**(58.3)**				
Inter-segment sales[2]		**(522.2)**		**(522.2)**	
Unallocated revenue[4]			**4.9**	**4.9**	
Unallocated assets (deferred tax balances)					**40.2**
	132.1	**3,617.8**	**21.4**	**3,639.2**	**2,978.8**
For the year ended 30 June 2002					
Business Segments					
Merchanting and Paper Trading	55.9	2,220.2	6.0	2,226.2	926.9
Communication Papers	134.8	828.3	1.1	829.4	854.5
Packaging Papers	43.2	285.4	5.3	290.7	283.7
Corporate and Other	(20.8)	259.4	3.5	262.9	186.1
Profit before net interest and income tax	213.1				
Net interest[1]	(36.2)				
Profit before income tax	176.9				
Income tax expense[1]	(53.9)				
Inter-segment sales[2]		(632.7)		(632.7)	
Unallocated revenue[4]			209.9	209.9	
Unallocated assets (deferred tax balances)					37.5
	123.0	2,960.6	225.8	3,186.4	2,288.7

	Consolidated			
	Segment Sales $m	Segment Other Revenue[4] $m	Total Segment Revenue $m	Segment Assets $m
NOTE 33. SEGMENT REPORTING (cont'd)				
For the year ended 30 June 2003				
Geographic Segments				
Australia	**1,405.9**	**12.9**	**1,418.8**	**1,953.3**
New Zealand	**236.9**	**2.0**	**238.9**	**100.2**
North America	**964.2**	**0.1**	**964.3**	**366.6**
Europe	**890.3**	**–**	**890.3**	**467.7**
Asia	**120.5**	**1.5**	**122.0**	**50.8**
Unallocated revenue[4]		**4.9**	**4.9**	
Unallocated assets (deferred tax assets)				**40.2**
	3,617.8	**21.4**	**3,639.2**	**2,978.8**
For the year ended 30 June 2002				
Geographic Segments				
Australia	1,535.5	10.3	1,545.8	1,683.3
New Zealand	244.2	0.1	244.3	96.1
North America	931.1	0.3	931.4	404.9
Europe	57.9	1.3	59.2	2.9
Asia	191.9	3.9	195.8	64.0
Unallocated revenue[4]		209.9	209.9	
Unallocated assets (deferred tax assets)				37.5
	2,960.6	225.8	3,186.4	2,288.7

	Consolidated			
	Depreciation and Amortisation $m	Non-cash Expenses[5] $m	Acquisition of Non-current Assets[6] $m	Segment Liabilities $m
NOTE 33. SEGMENT REPORTING (cont'd)				
For the year ended 30 June 2003				
Business Segments				
Merchanting and Paper Trading	**28.7**	**12.5**	**149.3**	**380.7**
Communication Papers	**31.7**	**9.0**	**17.2**	**88.4**
Packaging Papers	**16.3**	**2.4**	**5.7**	**57.0**
Corporate and Other	**5.6**	**0.3**	**26.1**	**43.5**
Unallocated liabilities[7]				**763.0**
	82.3	**24.2**	**198.3**	**1,332.6**
For the year ended 30 June 2002				
Business Segments				
Merchanting and Paper Trading	16.8	9.1	13.6	237.2
Communication Papers	31.8	13.8	17.7	88.6
Packaging Papers	17.7	6.4	13.9	57.0
Corporate and Other	6.5	7.7	28.9	102.5
Unallocated liabilities[7]				590.3
	72.8	37.0	74.1	1,075.6

(1) Interest and income tax expense are not allocated internally to the segments but held centrally.

(2) Inter-segment sales comprise sales of paper, which are priced on an arm's length basis.

(3) The segment result for the individual business segments is the profit before net interest and income tax.

	Consolidated	
	2003 ***$m***	*2002* *$m*
(4) Segment other revenue allocated comprises:		
• Rendering of services – commission (refer Note 2)	***10.3***	*8.0*
• Other revenue from outside operating activities (refer Note 2)	***6.2***	*7.9*
	16.5	*15.9*
Segment other revenue unallocated comprises:		
• Other revenue from outside operating activities (refer Note 2)	***4.9***	*209.9*
	21.4	*225.8*

NOTE 33. SEGMENT REPORTING (cont'd)

	Consolidated 2003 $m	Consolidated 2002 $m
(5) The non-cash expenses above comprise the following items:		
• *Provisions charge (refer Note 4(b))*	**24.3**	*38.3*
• *Net movement in standing timber (refer Note 4(b))*	**–**	*(0.6)*
• *Net (profit)/loss on disposal of property, plant and equipment (refer Note 4(b))*	**0.1**	*0.6*
• *Net (profit)/loss on disposal of controlled entities and businesses (refer Note 4(b))*	**–**	*1.7*
• *Other non-cash items (refer Statements of Cash Flows – Note (1))*	**(0.2)**	*(3.0)*
	24.2	*37.0*
(6) The acquisition of non-current assets above comprises the following items:		
• *Addition of property, plant and equipment (refer Note 12)*	**56.8**	*68.6*
• *Goodwill acquired on acquisition of controlled entities (refer Note 35(2))*	**112.9**	*5.3*
• *Property, plant and equipment acquired on acquisition of controlled entities (refer Note 12)*	**28.6**	*0.2*
	198.3	*74.1*
The segment reporting of the acquisition of non-current assets by geographic region is as follows:		
• *Australia*	**50.1**	*67.3*
• *New Zealand*	**0.1**	*0.8*
• *North America*	**3.6**	*5.9*
• *Europe*	**144.4**	*–*
• *Asia*	**0.1**	*0.1*
	198.3	*74.1*
(7) The unallocated segment liabilities comprise the following items:		
• *Current interest bearing liabilities (refer Note 16)*	**43.3**	*43.6*
• *Current tax liabilities (refer Note 17)*	**12.1**	*13.0*
• *Non-current interest bearing liabilities (refer Note 20)*	**553.1**	*400.8*
• *Non-current deferred tax liabilities (refer Note 21)*	**154.5**	*132.9*
	763.0	*590.3*

NOTE 34. SUPERANNUATION COMMITMENTS

The consolidated entity and certain controlled entities contribute to superannuation funds, which were established to provide benefits for employees and their dependants. The funds cover company-sponsored plans, industry/union plans and other approved funds.

Company Sponsored Plans

The principal benefits are pensions or lump sums for members on resignation, retirement and death or total and permanent disablement. These benefits are determined on either a defined benefit or accumulation benefit basis.

Employee contribution rates are either fixed by the rules of the fund or selected by members from a specified range of rates. In addition to legislative requirements, employer companies contribute to the balance of the cost required to fund the defined benefits or, in the case of accumulation funds, the amounts set out in the appropriate fund rules.

There exists a legally enforceable obligation on the employer companies to make such contributions as are required under the rules.

Government Plans

Employer companies participate in government plans, on behalf of certain employees, which provide pension benefits.

There exists a legally enforceable obligation on employer companies to contribute as required by legislation.

NOTE 34. SUPERANNUATION COMMITMENTS (cont'd)

Industry/Union Plans

Employer companies participate in industry and union plans on behalf of certain employees.

These plans operate on an accumulation basis and provide lump sum benefits for members on resignation, retirement or death.

The employer company has a legally enforceable obligation to contribute at varying rates to these plans.

Defined Benefit Plans

The table for the year ended 30 June 2003 and 2002 shows only the PaperlinX share of the defined benefit plan of the Amcor Superannuation Fund and the Amcor New Zealand Fund.

All plans are listed below showing the results of the last actuarial assessment, where applicable, made by independent actuaries on the dates indicated.

Fund assets net of liabilities other than accrued benefits (fund assets) at net market value as at the reporting date, accrued benefits as at the last actuarial review date and vested benefits of the funds/plans as at the reporting date are as follows:

Funds as at 30 June 2003	Reporting Date	Fund Assets at Net Market Value at Reporting Date[4] $m	Accrued Benefits at Last Actuarial Review Date[3] $m	Surplus/ (Deficit) $m	Vested Benefits at Reporting Date[4][5] $m
• Amcor Superannuation Fund[1]					
– Last actuarial review by W R Aitchison FIA, FIAA at June 2002	**30/06/02**	**30.1**	**34.0**	**(3.9)**	**33.8**
• Amcor New Zealand Superannuation Fund[2]					
– Last actuarial review by J Spooner BSc, FIAA, FNZSA at April 2001	**31/03/03**	**0.7**	**0.8**	**(0.1)**	**0.5**
• Coast Paper Pension Plan for Employees					
– Last actuarial review by J Leong FCIA at December 2002	**30/06/03**	**11.0**	**11.3**	**(0.3)**	**11.3**
• Coast Paper Pension Plan for Executive Employees					
– Last actuarial review by J Leong FCIA at December 2002	**30/06/03**	**6.1**	**7.6**	**(1.5)**	**7.6**
• PaperlinX Superannuation Fund					
– Last actuarial review by A Sach FIAA at July 2002	**30/06/02**	**34.2**	**35.4**	**(1.2)**	**31.9**
		82.1	**89.1**	**(7.0)**	**85.1**

Funds as at 30 June 2002	Reporting Date	Fund Assets at Net Market Value at Reporting Date $m	Accrued Benefits at Last Actuarial Review Date[3] $m	Surplus/ (Deficit) $m	Vested Benefits at Reporting Date[5] $m
NOTE 34. SUPERANNUATION COMMITMENTS (cont'd)					
• Amcor Superannuation Fund[1]					
– Last actuarial review by W R Aitchison FIA, FIAA at June 2000	30/06/01	42.5	41.0	1.5	41.1
• Amcor New Zealand Superannuation Fund[2]					
– Last actuarial review by J Spooner BSc, FIAA, FNZSA at April 2001	31/03/02	1.2	1.1	0.1	0.9
• Coast Paper Pension Plan for Employees					
– Last actuarial review by J Leong FCIA at December 2001	31/12/01	11.8	12.0	(0.2)	12.1
• Coast Paper Pension Plan for Executive Employees					
– Last actuarial review by J Leong FCIA at December 2001	31/12/01	6.3	7.4	(1.1)	6.6
• PaperlinX Superannuation Fund (formerly Spicers Paper Superannuation Fund)					
– Last actuarial review by A Sach FIAA at July 1999	30/06/01	52.3	40.4	11.9	44.9
		114.1	101.9	12.2	105.6

(1) Some employees of PaperlinX participate in the Amcor Superannuation Fund and PaperlinX contributes to the Fund on behalf of these members. Those members with a defined benefits formula, participate in a separate Sub-Fund.

(2) Some PaperlinX employees participate in the Amcor New Zealand Superannuation Fund and PaperlinX contributes to the Fund on behalf of these members.

(3) Accrued benefits have been determined based on the amount calculated by the actuary at the date of the last actuarial review or as calculated by the Fund Actuary.

(4) The aggregate deficit of assets over vested benefits, calculated as the difference between assets at net market value at the last reporting date of each fund and the vested benefits as at the last reporting date of each fund, is $3.0 million.

(5) Vested benefits are benefits which are not conditional upon continued membership of the respective fund or any other factor as at the reporting date.

Details of contributions to the defined benefit plans during the year and the contributions payable at 30 June 2003 are as follows:

	Consolidated		PaperlinX Limited	
	2003 $m	2002 $m	**2003 $m**	2002 $m
Employer contributions to the plans	**12.2**	11.7	**–**	–
Employer contributions payable to the plans at balance date	**0.8**	–	**–**	–

NOTE 35. PAPERLINX'S CONTROLLED ENTITIES

		Country of Incorporation	Percentage Held by Direct Parent Entity
Paper Australia Pty Ltd	(1)	Australia	100%
Australian Paper Pty Ltd	(1)	Australia	100%
Spicers Paper Pty Ltd	(1)	Australia	100%
Paperwealth Pty Ltd	(1)	Australia	100%
PP CPC Pty Ltd	(1)	Australia	100%
Empire Office Supplies Pty Ltd	(1)	Australia	100%
PP ED Pty Ltd	(1)	Australia	100%
B J Ball Pty Ltd	(1)	Australia	100%
Besmac Pty Ltd	(1)	Australia	100%
Paper Associates Pty Ltd	(1)	Australia	100%
PPX Australia LP	(5)	Australia	100%
PaperlinX (Europe) Ltd		United Kingdom	100%
PPX Partner (No 1) Ltd	(5)	United Kingdom	100%
PPX Partner (No 2) Ltd	(5)	United Kingdom	100%
PaperlinX Investments (Europe) Ltd		United Kingdom	100%
The Paper Company Ltd	(2)	United Kingdom	100%
21st Century Paper Ltd	(2)	United Kingdom	100%
Powell & Heilbron (Paper) Ltd	(2)	United Kingdom	100%
Paramount Paper Sales Ltd	(2)	United Kingdom	100%
Rothera & Brereton (Sheffield) Ltd	(2)	United Kingdom	100%
Michael Jackson (Paper) Ltd	(2)	United Kingdom	100%
Grove Paper Company Ltd	(2)	United Kingdom	100%
Southern Paper Group Ltd	(2)	United Kingdom	100%
Rothera & Brereton Ltd	(2)	United Kingdom	100%
Paramount Paper Sales (London) Ltd	(2)	United Kingdom	100%
Lagan Papers Ltd	(2)	United Kingdom	100%
Dixon & Roe (Birmingham) Ltd	(2)	United Kingdom	100%
Alba Paper Ltd	(2)	United Kingdom	100%
Mason's Paper Holdings Ltd	(2)	United Kingdom	100%
The Mason's Paper Co Ltd	(2)	United Kingdom	100%
Southern Paper Ltd	(2)	United Kingdom	100%
Southern Paper Co (Brighton)	(2)	United Kingdom	100%
Donald Murray (Paper) Ltd	(2)	United Kingdom	100%
Donald Murray Paper (Bristol) Ltd	(2)	United Kingdom	100%
Donald Murray Paper (Glasgow) Ltd	(2)	United Kingdom	100%
Donald Murray Paper (Newcastle) Ltd	(2)	United Kingdom	100%
Dixon & Roe Group Ltd	(2)	United Kingdom	100%
Dixon & Roe Ltd	(2)	United Kingdom	100%
Dixon & Roe (Herts) Ltd	(2)	United Kingdom	100%
The Paper Company No. 2 Ltd	(2)	United Kingdom	100%
Hopefair Ltd	(2)	United Kingdom	100%

NOTE 35. PAPERLINX'S CONTROLLED ENTITIES (cont'd)

		Country of Incorporation	Percentage Held by Direct Parent Entity
Jarvis Paper Sales Ltd	(2)	United Kingdom	100%
Reel Papers Ltd	(2)	United Kingdom	100%
Somerset Paper Sales Ltd	(2)	United Kingdom	100%
DM Paper Ltd	(2)	Ireland	100%
PPX Insurance Ltd	(5)	New Zealand	100%
Spicers Paper (N.Z.) Ltd		New Zealand	100%
PaperlinX North America Inc	(4)	USA	100%
Spicers Paper Inc	(4)	USA	100%
Spicers Paper (U.S.A.) Inc		USA	100%
PPX Investment Corp		Canada	100%
PaperlinX Canada (2001) Corp		Canada	100%
Coast Paper Ltd		Canada	100%
PPX Canada Corp		Canada	100%
615145 BC Ltd		Canada	100%
Papier Turgeon Inc	(4)	Canada	100%
Spicers Paper Holdings (Asia) Pte Ltd		Singapore	100%
Spicers Paper (Asia) Trading Pte Ltd		Singapore	100%
Norscan Forest Products Pte Ltd		Singapore	100%
Spicers Paper (Singapore) Pte Ltd		Singapore	100%
Spicers Paper (Hong Kong) Ltd		Hong Kong	100%
Spicers Paper (Malaysia) Sdn Bhd		Malaysia	100%
PaperlinX Investments Pty Ltd	(1)	Australia	100%
PPM Zimmerlund a.s.		Norway	100%
Zimmerlund (Malaysia) Sdn Bhd		Malaysia	100%
Pacific Paper Marketing Pty Ltd	(1)	Australia	100%
Pacific Paper Marketing Taiwan Ltd		Taiwan	80%
Pacific Paper Marketing Australia Pty Ltd	(1)	Australia	100%
Pacific Paper Marketing (U.S.A.) Inc		USA	100%
PaperlinX (N.Z.) Ltd		New Zealand	100%
Entities No Longer Controlled Since 30 June 2002			
Intercontinental Forest Products Ltd	(6)		
Perniagaan Kazura Sdn Bhd	(6)		
3453120 Canada Inc	(7)		

NOTE 35. PAPERLINX'S CONTROLLED ENTITIES (cont'd)

(1) PaperlinX Limited and the aforementioned subsidiary companies have entered into an approved deed for the cross guarantee of liabilities.

Pursuant to ASIC Class Order 98/1418 dated 13 August 1998 (as amended), these wholly owned subsidiaries are relieved from the Corporations Act 2001 requirements for the preparation, audit and lodgement of financial reports.

It is a condition of the Class Order that PaperlinX Limited and each of these subsidiaries enter into a deed of cross guarantee. The effect of the deed is that PaperlinX Limited guarantees to each creditor payment in full of any debt in the event of winding up any of these subsidiaries under certain provisions of the Corporations Act 2001. If a winding up occurs under other provisions of the Act, PaperlinX Limited will only be liable in the event that after six months any creditor has not been paid in full. These subsidiaries have also given similar guarantees in the event that PaperlinX Limited is wound up.

A consolidated Statement of Financial Performance and consolidated Statement of Financial Position comprising PaperlinX Limited and these wholly owned subsidiaries, after eliminating all transactions between parties to the deed of cross guarantee, is set out below:

STATEMENT OF FINANCIAL PERFORMANCE

	2003 **$m**	2002 $m
Profit from ordinary activities before income tax	**160.5**	155.0
Income tax expense	**(45.8)**	(48.9)
Net profit	**114.7**	106.1
Retained profits at the beginning of the year	**55.7**	36.8
Net effect on initial adoption of:		
• Revised AASB 1028 (Employee Benefits)	**(1.0)**	–
• AASB 1044 (Provisions, Contingent Liabilities and Contingent Assets)	**45.2**	–
Dividends provided for	**–**	(45.2)
Dividends paid	**(93.7)**	(42.0)
Retained profits at the end of the year	**120.9**	55.7

NOTE 35. PAPERLINX'S CONTROLLED ENTITIES (cont'd)

	2003 $m	2002 $m
CURRENT ASSETS		
Cash assets	**333.5**	42.4
Receivables	**439.3**	263.5
Inventories	**307.8**	296.2
Total Current Assets	**1,080.6**	602.1
NON-CURRENT ASSETS		
Receivables	**2.1**	2.7
Other financial assets	**308.7**	178.0
Property, plant and equipment	**1,029.6**	1,040.3
Intangible assets	**42.1**	44.9
Deferred tax assets	**31.2**	33.1
Total Non-current Assets	**1,413.7**	1,299.0
Total Assets	**2,494.3**	1,901.1
CURRENT LIABILITIES		
Payables	**192.4**	201.3
Interest bearing liabilities	**3.3**	0.9
Current tax liabilities	**6.4**	13.2
Provisions	**46.3**	96.0
Total Current Liabilities	**248.4**	311.4
NON-CURRENT LIABILITIES		
Interest bearing liabilities	**390.0**	219.2
Deferred tax liabilities	**148.6**	128.0
Provisions	**36.3**	37.1
Total Non-current Liabilities	**574.9**	384.3
Total Liabilities	**823.3**	695.7
Net Assets	**1,671.0**	1,205.4
EQUITY		
Contributed equity	**1,541.3**	1,140.9
Reserves	**8.8**	8.8
Retained profits	**120.9**	55.7
Total Equity	**1,671.0**	1,205.4

NOTE 35. PAPERLINX'S CONTROLLED ENTITIES (cont'd)

(2) During the year the consolidated entity purchased 100% of The Paper Company Ltd (formerly Bunzl Fine Paper Ltd). The operating results of The Paper Company Ltd have been included in the consolidated profit from 1 July 2002. The main activity of this entity is paper merchanting.

During the prior year, the consolidated entity purchased Papier Turgeon Inc. The operating results of Papier Turgeon Inc have been included in the consolidated profit from 1 April 2002. The main activity of this entity is paper merchanting.

The consideration paid and the net assets at the date of acquisition are set out in the table below:

	Consolidated	
	2003 **$m**	2002 $m
The Paper Company Ltd		
• Cash paid	**320.2**	–
• Consideration deferred	**48.6**	–
	368.8	–
Papier Turgeon Inc		
• Cash paid	**–**	15.4
Total	**368.8**	15.4
CONTROLLED ENTITIES ACQUIRED		
Total consideration paid	**368.8**	15.4
Net assets acquired:		
Current receivables	**271.7**	7.9
Inventories	**76.9**	6.7
Property, plant and equipment	**28.6**	0.2
Deferred tax assets	**0.6**	0.1
Current payables, tax liabilities and provisions	**(121.9)**	(4.8)
	255.9	10.1
Goodwill on acquisition	**112.9**	5.3
Total net assets acquired	**368.8**	15.4
Cash paid	**320.2**	15.4
Cash settlement of amount accrued in prior period	**7.0**	8.8
Net cash paid	**327.2**	24.2

NOTE 35. PAPERLINX'S CONTROLLED ENTITIES (cont'd)

(3) During the year, there were no disposals of entities and businesses.

During the prior year, the following controlled entities and businesses were disposed of:

Entity	%	Date
Australian Paper Plantations Pty Ltd	100	31 August 2001
Amtrade International Pty Ltd and the Amtrade business in New Zealand	100	15 October 2001
Amtrade International plc	100	31 December 2001
The businesses of Commonwealth Paper and Edwards Dunlop Paper	100	13 September 2001

Details of the disposals are as follows (in aggregate):

	Consolidated	
	2003 $m	2002 $m
CONTROLLED ENTITIES/BUSINESSES DISPOSED		
Consideration received:		
Cash received	–	199.9
Cash accrued	–	0.1
Total consideration received	–	200.0
Net assets disposed:		
Cash	–	2.1
Current receivables	–	31.8
Inventories	–	72.9
Property, plant and equipment	–	40.5
Standing timber	–	167.5
Deferred tax assets	–	1.8
Current payables, tax liabilities and provisions	–	(61.1)
Current interest bearing liabilities	–	(0.2)
Non-current payables, tax liabilities and provisions	–	(53.5)
Non-current interest bearing liabilities	–	(0.1)
Total net assets disposed	–	201.7
Cash received	–	199.9
Cash disposed	–	(2.1)
Net cash received	–	197.8

(4) Companies renamed during the year:

PaperlinX North America Inc (formerly Spicers Paper Inc)

Spicers Paper Inc (formerly LaSalle Paper Inc)

Papier Turgeon Inc (formerly La Papeterie L. P. Turgeon Inc)

(5) Companies incorporated during the year.

(6) Companies liquidated during the year.

(7) Companies amalgamated during the year into Coast Paper Ltd.

NOTE 36. RELATED PARTY DISCLOSURES

The ownership interest in controlled entities is disclosed in Note 35 to the financial statements.

There were no other material related party transactions during the year.

Directors of PaperlinX Limited

Directors of PaperlinX Limited who held office during the year ended 30 June 2003 are:

D E Meiklejohn

I M Wightwick

D G Abotomey

A F Guy

B J Jackson

N L Scheinkestel

D A Walsh

P R Waterworth

L J Yelland

The remuneration of directors is disclosed in Note 32 to the financial statements.

A full analysis of the components of the remuneration of individual directors is contained in the Directors' Report.

As at 30 June 2003, directors of PaperlinX Limited held in aggregate 458,184 (2002: 455,984) ordinary shares of PaperlinX Limited and the executive directors held 435,000 (2002: 435,000) options over 435,000 (2002: 435,000) ordinary shares of PaperlinX Limited.

Loans to directors of PaperlinX Limited in Note 10 total $86,000 (2002: $99,000). This amount comprises employee share plan loans only.

Directors of Controlled Entities

Loans to directors of controlled entities in Note 8 total $nil (2002: $194,000).

During the year, a loan of $186,000 was repaid by J R Peters.

Loans to directors of controlled entities in Note 10 total $48,000 (2002: $82,000).

This amount comprises employee share plan loans only.

During the year, employee share plan loan repayments totalling $21,000 were received from:

I M Wightwick, P R Waterworth, D G Abotomey, G C Butcher, P W Essex, P N Jones, W C Horman, R J Keane, A S Rankine, C B Creighton, A J Kennedy, R L McPherson, J R Peters, A O Knight, M J Kearney, P G Holloway, D W K Woodley, A J Bull, B J Gillon and M J Smitheram.

During the prior year, employee share plan loan repayments totalling $22,000 were received from:

I M Wightwick, P R Waterworth, D G Abotomey, G C Butcher, P W Essex, P N Jones, W C Horman, R J Keane, A S Rankine, S R Speight, P L Jackson, C B Creighton, A J Kennedy, R L McPherson, J R Peters, A O Knight, M J Kearney, P G Holloway, D W K Woodley, A J Bull, B J Gillon and M J Smitheram.

During the year, employee share plan loans totalling $nil were advanced.

During the prior year, employee share plan loans totalling $11,000 were advanced to:

I M Wightwick, P R Waterworth, D G Abotomey, G C Butcher, P W Essex, P N Jones, W C Horman, R J Keane, A S Rankine, P L Jackson, C B Creighton, A J Kennedy, R L McPherson, J R Peters, A O Knight, M J Kearney, P G Holloway, D W K Woodley, A J Bull, B J Gillon and M J Smitheram.

	June 2003	June 2002
NOTE 37. EARNINGS PER SHARE		
Basic earnings per share (cents)	**36.9**	38.2
• Net profit ($ millions)	**132.1**	123.0
• Weighted average number of shares (millions)	**358.3**	322.1
Diluted earnings per share (cents)	**36.6**	37.9
• Net profit ($ millions)	**132.1**	123.0
• Weighted average number of shares (millions)	**360.7**	324.8

The earnings per share has been calculated in accordance with Accounting Standard AASB 1027 (Earnings per Share). This standard defines the basic earnings per share to be the operating profit after income tax for the consolidated entity attributable to members of the parent entity for the financial year, divided by the weighted average number of ordinary shares of the parent entity on issue during the financial year.

The options to purchase shares on issue during the year ended 30 June 2003 and 30 June 2002 have not been included in determining the basic earnings per share.

The diluted earnings per share is calculated in accordance with the requirements of Accounting Standard AASB 1027 (Earnings per Share), whereby the options are considered to be potential shares and hence are dilutive in their nature.

The options to purchase shares on issue during the year ended 30 June 2003 and 30 June 2002 have been included in determining the diluted earnings per share, where they are considered to be dilutive. The impact of this inclusion is the weighted average number of shares on issue increases by 2.4 million shares for the year ended 30 June 2003 (2002: 2.7 million shares).

The inclusion of these options in the calculation of the diluted earnings per share has an immaterial impact as compared to the basic earnings per share.

No options have been issued since 30 June 2003 up to the date of this report.

18,100 options have been exercised, resulting in the issuing of 18,100 shares, since 30 June 2003 up to the date of this report. In addition, 3,000 options have lapsed since 30 June 2003.

Shares issued since 30 June 2003 up to the date of this report have not been included in the calculation of the basic earnings per share calculation at 30 June 2003.

NOTE 38. ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE

Interest Rate Risk

The consolidated entity is exposed to adverse movements in interest rates under various debt facilities.

The consolidated entity has entered into interest rate swaps that swap floating rate interest bearing liabilities into fixed rate interest bearing liabilities.

Interest Rate Risk Exposures

Exposure to interest rate risk and the effective weighted interest rate for classes of financial assets and liabilities is set out below:

2003 $m	Floating Interest Rate	Fixed interest maturing in: 1 year or less	1 to 5 years	More than 5 years	Non-Interest Bearing	Total	Weighted Average Interest Rate[1]
Financial Assets							
Cash assets	**452.0**	–	–	–	–	**452.0**	**3.71**
Receivables	–	–	–	–	**629.0**	**629.0**	–
Other financial assets	–	–	–	–	**2.0**	**2.0**	–
Financial Liabilities							
Payables	–	–	–	–	**482.6**	**482.6**	–
Bank and other loans	**435.2**	–	–	–	–	**435.2**	**5.42**
USD Notes	–	–	–	**83.8**	–	**83.8**	**7.88**
CAD Notes	–	–	–	**77.3**	–	**77.3**	**7.88**
Leases	–	**0.1**	–	–	–	**0.1**	**8.00**
Employee entitlements	–	–	**30.9**	–	**36.8**	**67.7**	**6.00**

2002 $m	Floating Interest Rate	Fixed interest maturing in: 1 year or less	1 to 5 years	More than 5 years	Non-Interest Bearing	Total	Weighted Average Interest Rate[1]
Financial Assets							
Cash assets	112.9	–	–	–	–	112.9	1.80
Receivables	–	–	–	–	433.1	433.1	–
Other financial assets	–	–	–	–	1.5	1.5	–
Financial Liabilities							
Payables	–	–	–	–	346.7	346.7	–
Bank and other loans	262.5	–	–	–	–	262.5	6.94
USD Notes	–	–	–	99.2	–	99.2	7.88
CAD Notes	–	–	–	82.5	–	82.5	7.88
Leases	–	0.1	0.1	–	–	0.2	8.00
Dividends payable	–	–	–	–	45.2	45.2	–
Employee entitlements	–	–	30.5	–	34.6	65.1	6.00
Interest Rate Swaps[2]	(300.0)	300.0	–	–	–	–	–

(1) Includes the effect of interest rate swaps and applicable credit margins.

(2) Notional principal amounts.

NOTE 38. ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE (cont'd)

Foreign Exchange Risk

Purchases

In relation to purchases denominated in a foreign currency, the consolidated entity's policy is to hedge all material foreign currency exposures. This is done via a natural hedge, such as a similarly denominated receivable or cash balance, or through forward cover contracts as soon as a firm and irrevocable commitment is entered into or known. It is the consolidated entity's policy to recognise both the cost of entering into a forward foreign exchange contract and the net exchange gain/loss arising thereon, between the date of inception and year end, as a net foreign currency receivable or net foreign currency payable in the financial statements. This is calculated by reference to the movement in the applicable exchange rate from the date of inception of the contract to that at year end. Gains or losses are deferred until maturity at which time they are included in the measurement of the underlying transaction.

The following table sets out the gross value to be received under foreign currency contracts, the weighted average contracted exchange rates and the settlement periods of contracts outstanding:

	2003 Weighted Average Rate	2002 Weighted Average Rate	2003 $m	2002 $m
Buy Contracts				
0 – 12 months				
EUR	**0.5601**	0.5611	**0.6**	1.9
GBP	**0.4061**	0.3729	**3.4**	0.1
HKD	**5.2347**	4.3340	**0.1**	0.3
JPY	**75.1778**	66.5368	**2.3**	1.5
NZD	**–**	1.2153	**–**	1.0
SEK	**5.1077**	5.4129	**0.3**	0.8
USD	**0.6320**	0.5343	**35.3**	27.6
			42.0	33.2

As these contracts are hedging anticipated purchases, any unrealised exchange gains and losses on the contracts, together with the costs of the contracts, will be recognised in the Statements of Financial Performance at the time the underlying transaction occurs.

The gross unrecognised gains and losses on hedges of anticipated foreign currency purchases are gains of $1.8 million (2002: gains of $1.1 million) and losses of $0.2 million (2002: losses of $0.3 million).

Liabilities

Accounts payable and interest bearing liabilities, which include amounts repayable in foreign currencies, are shown at their Australian dollar equivalents. All material foreign currency liabilities are either fully hedged or matched by equivalent assets in the same currencies, such assets representing a natural hedge.

Credit Risk

Financial Instruments included in the Statements of Financial Position

The credit risk on financial assets of the consolidated entity, other than investments in shares, is the carrying amount of receivables, net of provisions for doubtful debts.

The consolidated entity minimises its concentrations of credit risk by undertaking transactions with a large number of customers and counterparties in various countries. There is no material exposure to any individual overseas country or individual customer other than Amcor Limited.

NOTE 38. ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE (cont'd)

Financial Instruments not included in the Statements of Financial Position

In order to control any exposure which may result from non-performance by counterparties, foreign exchange contracts are only entered into with major banks with a minimum long term rating of A+ by Standard & Poor's or A2 by Moody's. In addition, the PaperlinX Limited Board must approve these banks for use, and specific internal guidelines have been established with regard to limits, dealing and settlement procedures.

The maximum credit risk exposure on foreign currency contracts is the full amount of the foreign currency the consolidated entity pays when settlement occurs, should the counterparty fail to pay the amount which it is committed to pay the consolidated entity. The full amount of the exposure is detailed in the previous table.

Net Fair Values

Financial Instruments included in the Statements of Financial Position

Instruments traded on organised markets are valued by reference to market prices prevailing at balance date.

The net fair value of other monetary financial assets and financial liabilities approximates their carrying value.

The carrying amounts and net fair values of financial assets and liabilities approximate each other as at reporting date.

Financial Instruments not included in the Statements of Financial Position

The net fair value is assessed as the estimated amount that the consolidated entity expects to pay or receive to terminate the contracts or replace the contracts at their current market rates as at reporting date. This is based on independent market quotations and determined using standard valuation techniques.

For forward foreign exchange contracts, the net fair value is taken to be the unrealised gain or loss at balance date calculated by reference to current market rates.

The net fair value of foreign exchange contracts held as at reporting date is a gain of $1.6 million (2002: a gain of $0.8 million).

The net fair value of interest rate swaps held as at reporting date is a payable of $nil (2002: a payable of $2.6 million).

NOTE 39. ECONOMIC DEPENDENCY

There are currently three major purchasers of linerboard and two major purchasers of sack kraft in Australasia. The consolidated entity has long term agreements to supply one of these purchasers with approximately 80% of the consolidated entity's linerboard production and up to 30% of the consolidated entity's sack kraft production. These contracts are for a minimum of seven years and include a take or pay obligation.

The consolidated entity has long term agreements with two suppliers for a minimum annual supply of pulpwood which is used in the manufacture of pulp and paper.

NOTE 40. EVENTS SUBSEQUENT TO BALANCE DATE

The consolidated entity entered on 18 June 2003 into a Heads of Terms to acquire the Paper Merchanting Division of the Buhrmann NV Group. The proposed acquisition is subject to completion of due diligence, the signing of a Sale and Purchase Agreement, regulatory approvals and other conditions. The proposed acquisition will be partly funded by the private placement of shares to institutional investors that was completed on 26 June 2003, a share purchase plan to existing shareholders and debt. Other than the private placement of shares, the financial effect of this transaction has not been brought to account in the Financial Statements for the year ended 30 June 2003.

For dividends declared after 30 June 2003, see Note 6.

1. In the opinion of the directors of PaperlinX Limited:
   (a) the financial statements and notes, set out on pages 40 to 85, are in accordance with the Corporations Act 2001, including:
      i. giving a true and fair view of the financial position of the company and consolidated entity as at 30 June 2003 and of their performance, as represented by the results of their operations and their cash flows, for the year ended on that date; and
      ii. complying with Accounting Standards in Australia and the Corporations Regulations 2001; and
   (b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.
2. There are reasonable grounds to believe that the Company and the subsidiaries identified in Note 35 will be able to meet any obligations or liabilities to which they are or may become subject to by virtue of the Deed of Cross Guarantee between the company and those subsidiaries pursuant to ASIC Class Order 98/1418.

In accordance with a resolution of the directors, dated at Melbourne, in the State of Victoria, this 14th day of August 2003.



D E Meiklejohn
Chairman



I M Wightwick
Managing Director

Independent Audit Report

SCOPE

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for both PaperlinX Limited (the "Company") and the Consolidated Entity, for the year ended 30 June 2003. The Consolidated Entity comprises both the Company and the entities it controlled during that year.

The directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the Company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Company's and the Consolidated Entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

INDEPENDENCE

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

AUDIT OPINION

In our opinion, the financial report of PaperlinX Limited is in accordance with:

(a) the Corporations Act 2001, including:

- giving a true and fair view of the Company's and Consolidated Entity's financial position as at 30 June 2003 and of their performance for the year ended on that date; and
- complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

KPMG



R J Douglas
Partner

Melbourne
14 August 2003

Shareholding Information

1. Number of Shareholders

There were 111,278 shareholders at 19 August 2003. All issued shares carry voting rights on a one-for-one basis.

2. Distribution of Shareholding

Range of Holdings	Number of Shareholders	% of Holders	Number of Shares	% of Shares
1 – 1,000	59,347	53.3	25,682,936	6.3
1,001 – 10,000	40,905	36.8	99,148,906	24.1
10,001 – 100,000	7,537	6.8	54,058,233	13.1
100,001 – over	3,489	3.1	232,491,183	56.5
Total	111,278	100	411,381,258	100

3. Unmarketable Parcels

There were 5,725 members holding less than a marketable parcel of shares in the company (ie, a parcel of shares valued at less than $500).

4. Listing

The company's shares are quoted on the Australian Stock Exchange.

5. Twenty Largest Shareholders at 19 August 2003

	Number of Shares	% of Shares
J P Morgan Nominees Australia Limited	40,914,903	9.95
National Nominees Limited	28,209,905	6.13
Westpac Custodian Nominees Limited	22,819,101	5.55
ANZ Nominees Limited	8,210,317	2.00
Commonwealth Custodial Services Limited	6,165,594	1.50
Citicorp Nominees Pty Limited	6,079,205	1.48
Australian Foundation Investment Company Limited	5,410,902	1.32
Guardian Trust Australia Ltd	4,672,870	1.14
Cogent Nominees Pty Limited	3,700,132	0.90
AMP Life Limited	3,632,681	0.88
Queensland Investment Corporation	3,528,221	0.86
HSBC Custody Nominees (Australia) Limited	2,875,142	0.70
PSS Board	2,464,918	0.60
Bond Street Custodians Limited	2,250,944	0.55
CSS Board	2,244,276	0.55
Permanent Trustee Australia Limited	2,030,882	0.49
UBS Warburg Private Clients Nominees Pty Ltd	1,943,005	0.47
Argo Investments Limited	1,272,366	0.31
ANZ Managed Investments Ltd	1,036,973	0.25
Permanent Trustee Company Limited	920,503	0.22
Total Top 20 Shareholders	147,382,840	35.85
Total Issued Shares	411,381,258	100

There are no Substantial Shareholders as defined by the Corporations Act (holding at least 5% of shares).

6. Geographic Location of Shareholders by Registered Address

	Number of Shareholders	Number of Shares
Australian Capital Territory	2,080	4,610,608
New South Wales	27,948	177,015,262
Northern Territory	198	234,319
Queensland	13,962	32,242,612
South Australia	7,813	18,922,699
Tasmania	2,311	3,907,957
Victoria	47,505	160,671,744
Western Australia	5,109	10,813,174
Total Australia	106,926	408,418,375
Canada	430	87,087
New Zealand	1,212	1,199,837
United Kingdom	259	498,135
United States	1,823	516,385
Germany	169	40,285
Hong Kong	58	155,722
Singapore	42	107,498
Other	359	357,934
Total	111,278	411,381,258

7. Unquoted equity securities

- issued pursuant to the PaperlinX employee share/option plan.
- options over ordinary shares at either no cost or a cost of one cent per option exercisable at prices ranging from $3.13 to $5.13 per share.

- Number of employees participating	60
- Number of securities	2,501,500

Share Registry

Shareholders with queries about anything related to their shareholding should contact the PaperlinX Share Registry in Melbourne:

by telephone: 1800 232 867
by fax: +61 3 9615 5970

Alternatively, shareholders may wish to write to:

PaperlinX Share Registry
GPO Box 2975
Melbourne
Victoria 3001
Australia

or on facsimile: +61 3 9611 5710

Details of individual shareholdings can be checked conveniently and simply by visiting our Registrar's website at www.computershare.com/au/investors and clicking on Investor Centre button. For security reasons, you then need to key in your Securityholder Reference Number (SRN) or Holder Identification Number (HIN) plus family name and postcode to enable access to personal information.

Dividends

The company proposes to pay dividends in September and April. Shareholders should retain for taxation purposes full details of dividend payments.

The following options are available to shareholders regarding payment of dividends:

1. By direct deposit to an Australian bank, building society or credit union account.
2. By cheque payable to the shareholder. Lost or stolen cheques should be reported immediately to the PaperlinX Share Registry, in writing, to enable stop payment and replacement.

Shareholders may choose to have their dividends paid directly into a nominated bank, building society or credit union account anywhere in Australia. Payments are electronically credited on the dividend date and confirmed by a payment advice sent to the shareholder. Request forms for this service are available from the PaperlinX Share Registry.

Tax File Numbers

PaperlinX is required to withhold tax at the rate of 48.5% on any unfranked component of dividends or interest paid to investors resident in Australia who have not supplied the company with a tax file number (TFN) or exemption form. Investors are not required by law to provide their TFN if they do not wish to do so.

Transfer of Shares Off-Market

No stamp duty is payable on off-market transfers.

Annual General Meeting

The Annual General Meeting is normally held in October.

The 2003 Annual General Meeting will be held on 23 October 2003 at the Four Seasons Hotel, Grand Ballroom, 199 George Street, Sydney.

Stock Exchange Listing

PaperlinX shares are listed on the Australian Stock Exchange. All shares are recorded on the principal share register, which is located in Victoria, the state of incorporation of PaperlinX. The company's ticker code is "PPX".

Publications

The company's full year financial report is the main source of information for investors and is mailed to shareholders in September. Other sources of information are:

1. The Chairman's address to the annual general meeting, which will be available on the PaperlinX website.
2. The half year financial report reviewing the July-December half year, which will be mailed to shareholders in March.

Internet Address

A range of corporate information may be obtained from the PaperlinX website at www.paperlinx.com.au. Investor information is available from the Investor Information section.

Change of Address

Issuer sponsored shareholders should notify the PaperlinX Share Registry immediately, in writing, signed by the shareholder/s, of any change to their registered address. For added security, shareholders should quote their previous address and HIN or SRN. CHESS uncertified shareholders should advise their sponsoring broker or non-broker participant.

Removal From Mailing List

Shareholders who do not wish to receive the full year financial report should advise the PaperlinX Share Registry, in writing, and include their HIN or SRN.

Change of Name

Shareholders who change their name should notify the PaperlinX Share Registry, in writing, and attach a certified copy of a relevant marriage certificate or deed poll, and include their HIN or SRN.

Statistical Summary for years ended 30 June

($ million except where indicated)		Actual 2002/2003	Actual 2001/2002	Actual 2000/2001	Pro forma 1999/2000
PAPERLINX CONSOLIDATED FINANCIAL PERFORMANCE					
Sales revenue		3,618	2,961	2,353	1,586
Sales growth (%)		22.2	25.8	48.3	N/A
Profit from ordinary activities before depreciation, amortisation, net interest and income tax		313.2	285.9	263.7	206.8
Profit from ordinary activities before interest and income tax		230.9	213.1	200.4	156.8
Profit from ordinary activities before income tax		190.4	176.9	157.5	120.5
Profit from ordinary activities after income tax		132.1	123.0	105.6	86.9
FINANCIAL STATISTICS					
Depreciation and amortisation expense		82.3	72.8	63.3	50.0
Net interest expense		40.5	36.2	42.9	36.3
Cash flow from operating activities		234.0	339.4	197.3	N/A
Capital expenditure - acquisitions		368.8	15.4	324.6	0.0
Capital expenditure - plant & equipment		64.4	65.8	48.5	54.0
PROFIT FROM ORDINARY ACTIVITIES BEFORE INTEREST AND INCOME TAX BY REGION BASED ON PRIMARY LOCATION OF BUSINESS					
Australia		158.2	180.0	180.6	152.1
New Zealand		8.2	10.2	6.5	1.6
North America		18.3	19.7	10.1	0.2
Europe		37.9	-	0.3	0.6
Asia		8.3	3.2	2.9	2.3
Total PBIT		**230.9**	**213.1**	**200.4**	**156.8**
FINANCIAL POSITION SUMMARY					
Current assets		1,607	1,002	1,206	610
Non-current assets		1,372	1,287	1,503	1,369
Total assets		**2,979**	**2,289**	**2,709**	**1,979**
Current liabilities		567	502	808	281
Non-current liabilities		766	574	723	751
Total liabilities		**1,333**	**1,076**	**1,531**	**1,032**
Net Assets / Total Shareholders' Equity		**1,646**	**1,213**	**1,178**	**947**
FINANCIAL RATIOS					
Basic earnings per share	(cents)	36.9	38.2	37.2	33.8
Earnings per share growth	(%)	-3.4	2.7	10.1	N/A
Profit from ordinary activities before interest and income tax to average funds employed	(%)	12.3	12.7	11.8	10.5
Return on average shareholders' equity	(%)	9.3	10.2	9.7	9.2
Dividend per ordinary share (* 3 months only)	(cents)	27.5	27.0	27.0	* 5.0
Dividend franking	(%)	50	87	100	100
Net tangible assets per ordinary share	($)	3.30	3.11	2.99	3.54
Net interest cover	(times)	5.7	5.9	4.7	4.3
Gearing (Net debt / net debt and shareholders' equity)	(%)	8.1	21.5	37.0	36.6
Gearing (Net debt / shareholders' equity)	(%)	8.8	27.3	58.6	57.8
OTHER INFORMATION					
PaperlinX share price:					
Year's high	($)	5.36	5.66	4.32	3.17
Year's low	($)	4.45	3.85	3.13	2.97
Close as at 30 June	($)	4.58	4.85	4.06	3.17
Fully paid ordinary shares as at 30 June	(millions)	411.4	322.7	321.3	256.8
Weighted average number of shares	(millions)	358.3	322.1	283.6	256.8
Market capitalisation as at 30 June	($millions)	1,884	1,565	1,304	814
Number of shareholders as at 30 June		109,128	104,562	104,493	113,060
Employee numbers as at 30 June		4,828	3,831	4,055	2,544

PaperlinX

About this report

All the paper used in this report was made or distributed by PaperlinX and its merchanting business.

- The cover stock is Monza Satin Recycled 300gsm which is made by Cartiere Burgo, Italy.
- Pages 1-40 are printed on Magno Dull 150gsm which is made by Sappi, Austria.
- Half page tip-ins are printed on Recycle 100 Illuka White 110gsm which is made by Australian Paper's Shoalhaven Mill, Australia.
- Translucent tip-in is printed on Curious Translucent Bright White 100gsm which is made by Arjo Wiggins, United Kingdom.
- Pages 41-90 are printed on Glopaque 100gsm which is made by Australian Paper's Burnie Mill, Australia.